African Development Bank

Financial Statements
Year ended 31 December 2023

African Development Bank

Balance Sheet
as at 31 December 2023
(UA thousands)

ASSETS		2023	2022
CASH AND BANK BALANCES (Note E)		1,383,149	2,830,737
DEMAND OBLIGATIONS		1,146	1,143
TREASURY INVESTMENTS (Note F)			
Treasury investments at fair value	4,481,799		4,691,711
Treasury investments at amortized cost	7,900,861		7,020,916
		12,382,660	11,712,627
DERIVATIVE ASSETS (Note G)		895,351	924,352
ACCOUNTS RECEIVABLE (Note H)			
Accrued income and charges receivable on loans	641,739		501,710
Other accounts receivable	1,188,638		821,514
		1,830,377	1,323,224
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes C & H)	22,021,408		20,695,328
Hedged loans – fair value adjustment (Note G)	(278,757)		(394,435)
Equity participations (Note I)	1,119,073		1,043,838
		22,861,724	21,344,731
OTHER ASSETS			
Property and equipment and intangible assets (Note J)	78,128		84,121
Employee benefit assets (Note Q)	36,879		-
Miscellaneous	261		289
		115,268	84,410
TOTAL ASSETS		**39,469,675**	**38,221,224**

LIABILITIES AND EQUITY		2023	2022
ACCOUNTS PAYABLE			
Accrued financial charges	735,066		527,025
Other accounts payable	869,098		703,941
		1,604,164	1,230,966
EMPLOYEE BENEFIT LIABILITIES (Note Q)		266,843	228,431
DERIVATIVE LIABILITIES (Note G)		2,007,866	2,624,884
BORROWINGS (Note K)			
Borrowings at fair value	24,562,870		24,006,353
Borrowings at amortized cost	213,538		247,854
		24,776,408	24,254,207
TOTAL LIABILITIES		28,655,281	28,338,488
EQUITY (NOTE L)			
Capital			
Subscriptions paid	6,951,686		6,366,244
Cumulative exchange adjustment on subscriptions (CEAS)	(151,635)		(154,169)
Subscriptions paid (net of CEAS)		6,800,051	6,212,075
Reserves		4,014,343	3,670,661
TOTAL EQUITY		10,814,394	9,882,736
TOTAL LIABILITIES AND EQUITY		**39,469,675**	**38,221,224**

The accompanying notes to the financial statements form part of this statement.

Income Statement

for the year ended 31 December 2023

(UA thousands)

	2023	2022
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note M)	1,223,550	521,566
Treasury investments and related derivatives (Note M)	459,604	218,162
Equity participation investments (dividends)	20,478	14,185
Other securities	7,938	6,889
Total income from loans and treasury investments	1,711,570	760,802
Borrowing expenses (Note O)	(1,191,709)	(353,990)
Interest and amortized issuance costs	(515,686)	(418,133)
Net interest on borrowing-related derivatives	(676,023)	64,143
Gains on borrowings at FVTPL and related derivatives (Note O)	59,478	88,900
Net impairment provisions (Note H)	(18,287)	(97,017)
Loan principal	(5,785)	(172,695)
Loan charges	(12,502)	75,678
Impairment (provisions)/write-back on financial guarantees	(1,428)	872
Impairment (provisions)/write-back on treasury tnvestments	(31)	28
Impairment write-back on equity accounted investments (Note I)	677	1,531
Currency translation (losses)/ gains	(10,976)	66,457
Other income (Note N)	18,318	13,990
Net operational income	**567,612**	**481,573**
OTHER OPERATING EXPENSES		
Administrative expenses (Note P)	(133,116)	(207,164)
Depreciation and amortization (Note J)	(28,090)	(29,091)
Sundry expenses	(359)	(6,040)
Total other operating expenses	(161,565)	(242,295)
Net Income before distributions approved by the Board of Governors	**406,047**	**239,278**
Distributions of income approved by the Board of Governors	(46,000)	(64,000)
NET INCOME FOR THE YEAR	**360,047**	**175,278**

The accompanying notes to the financial statements form part of this statement.

Statement of Other Comprehensive Income

for the year ended 31 December 2023

(UA thousands)

	2023	2022
NET INCOME FOR THE YEAR	360,047	175,278
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net fair value gains/(losses) on equity investments at FVOCI	50,047	(31,801)
Unrealized fair value gains on borrowings at FVTPL – "own credit"	35,577	92,623
Re-measurements of defined benefit liability	(101,989)	283,373
Total items that will not be reclassified to profit or loss	(16,365)	344,195
Total other comprehensive income for the year	(16,365)	344,195
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**343,682**	**519,473**

The accompanying notes to the financial statements form part of this statement.

Statement of Changes in Equity
for the year ended 31 December 2023
(UA thousands)

	Capital subscriptions paid	Cumulative exchange adjustment on subscription	Reserves: Retained earnings	Reserves: Remeasurement of defined benefit plan	Reserves: Net gains/ (losses) on financial assets at fair value through other comprehensive income	Reserves: Unrealized gains/ (losses) on fair-valued borrowings arising from "own credit"	Total equity
Balance at 1 January 2022	**5,710,568**	**(155,837)**	**3,290,130**	**(214,437)**	**62,409**	**13,086**	**8,705,920**
Net income for the year	-	-	175,278	-	-	-	175,278
Other comprehensive income:							
Net fair value losses on equity investments at FVOCI	-	-	-	-	(31,801)	-	(31,801)
Unrealized fair value gains on borrowings at FVTPL arising from "own credit"	-	-	-	-	-	92,623	92,623
Remeasurements of defined benefit liabilities	-	-	-	283,373	-	-	283,373
Total other comprehensive income	-	-	-	283,373	(31,801)	92,623	344,195
Total comprehensive income for the year	-	-	175,278	283,373	(31,801)	92,623	519,473
Net increase in paid-up capital	655,676	-	-	-	-	-	655,676
Net conversion gains on new subscription	-	1,668	-	-	-	-	1,668
Balance at 31 December 2022	**6,366,244**	**(154,169)**	**3,465,408**	**68,936**	**30,608**	**105,709**	**9,882,736**
Net income for the year	-	-	360,047	-	-	-	360,047
Other comprehensive income:							
Net fair value gains on equity investments at FVOCI	-	-	-	-	50,047	-	50,047
Unrealized fair value gains on borrowings at FVTPL arising from "own credit"	-	-	-	-	-	35,577	35,577
Remeasurements of defined benefit liabilities	-	-	-	(101,989)	-	-	(101,989)
Total other comprehensive income	-	-	-	(101,989)	50,047	35,577	(16,365)
Total comprehensive income for the year	-	-	**360,047**	**(101,989)**	**50,047**	**35,577**	**343,682**
Net increase in paid-up capital	585,442	-	-	-	-	-	585,442
Net conversion gains on new subscription	-	2,534	-	-	-	-	2,534
Balance at 31 December 2023	**6,951,686**	**(151,635)**	**3,825,455**	**(33,053)**	**80,655**	**141,286**	**10,814,394**

The accompanying notes to the financial statements form part of this statement.

Statement of Cash Flows

for the year ended 31 December 2023

(UA thousands)

	2023	2022
OPERATING ACTIVITIES:		
Net income for the year	360,047	175,278
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,090	29,091
Losses/(gains) on disposal of property and equipment	80	(39)
Net impairment provisions on loan principal and charges	18,287	97,017
Unrealized (gains) on treasury investments and related derivatives	(57,913)	(64,481)
Amortization of discount or premium on treasury investments at amortized cost	2,218	9,321
Impairment provisions/(write-back) on treasury investments	31	(28)
Impairment provisions/(writeback) on financial guarantees	1,428	(872)
Income on equity accounted investments	(677)	(1,531)
Amortization of borrowing issuance costs	538	1,120
Unrealized gains on borrowings at FVTPL and related derivatives	(59,478)	(88,900)
Currency translation losses/(gains)	10,976	(66,457)
Share of (gains)/losses on equity accounted investments	(374)	101
Net movements in derivatives	99,079	58,635
Changes in accrued income on loans	(149,610)	(202,713)
Changes in accrued financial charges	208,041	275,617
Changes in employee benefit assets and labilities	1,533	(220,233)
Changes in other accounts receivable and payable	(302,941)	90,650
Net cash used in operating activities	**159,355**	**91,576**
INVESTING, LENDING, AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,027,970)	(2,441,403)
Repayments of loans	1,876,240	1,882,943
Investments maturing after 3 months of acquisition:		
Treasury investments at FVTPL	318,206	(1,026,260)
Treasury investments at amortized cost	(893,064)	(339,604)
Acquisition of property and equipment	(22,193)	(24,793)
Proceeds from disposal of property and equipment	16	49
Disbursements on equity participations	(80,292)	(88,837)
Repayments on equity participations	32,216	30,343
Net cash used in investing, lending, and development activities	**(1,796,841)**	**(2,007,562)**
FINANCING ACTIVITIES:		
New borrowings	5,392,106	6,821,291
Repayments on borrowings	(5,605,015)	(5,726,077)
Payments of lease liabilities	(9,654)	(8,589)
Cash from capital subscriptions	587,975	657,344
Net cash generated from financing activities	**365,412**	**1,743,969**
Net increase in cash and cash equivalents	**(1,272,074)**	**(172,017)**
Effect of exchange rate changes on cash and cash equivalents	(67,220)	(153,140)
Cash and cash equivalents at the beginning of the year	3,298,386	3,623,543
Cash and cash equivalents at end of the year	**1,959,092**	**3,298,386**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	575,943	467,649
Cash	1,383,149	2,830,737
Cash and cash equivalents at the end of the year	**1,959,092**	**3,298,386**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from interest and dividends:		
Interest paid	(1,399,751)	(78,374)
Interest received	1,441,104	747,230
Dividend received	20,478	14,185
2. Movement resulting from exchange rate fluctuations:		
Loans	(76,730)	(186,963)
Borrowings	127,578	181,426
Currency swaps	(115,469)	115,394

The accompanying notes to the financial statements form part of this statement.

Notes to the Financial Statements
for the Year Ended 31 December 2023

NOTE A – Operations and Affiliated Organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its Regional Member Countries, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income, and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold, or collect any tax or duty.

NOTE B – Summary of Material Accounting Policy Information

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on equity participation instruments measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, *The Effects of Changes in Foreign Exchange Rates,* the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions, and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The IMF formally approved the inclusion of the Chinese renminbi yuan (CNY) in its SDR basket with effect from 1 October 2016 with a weight of 10.92 percent. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2023 and December 2022 are reported in Note U. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. These currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2023, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member country, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short-term Employee Benefits

Short-term benefits (such as wages, salaries, and bonuses) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment Benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service, and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprises actuarial gains and losses as well as the differences between expected and real returns on assets, is recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined medical benefit plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the projected unit credit method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year it occurs. Net interest expense and other expenses related to the MBP are recognized in profit or loss.

The effect of changes in accounting policies and further details of the Bank's employee benefits are included in Note Q – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at FVTPL, transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost, financial assets at FVTPL, and financial assets at FVOCI on the basis of both criteria:

- the Bank's business model for managing the financial assets; and
- the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes.

i) Financial Assets at Amortized Cost

A financial asset is classified as at "amortized cost" only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, some loans and receivables on amounts advanced to borrowers, and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments, and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model, with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income – Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to profit or loss on disposal of the equity investments but may be reclassified to retained earnings. No impairments are recognized in the income statement. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment.

iv) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts – which are not managed on a fair value basis – to its clients including banks, financial institutions, and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a stand-alone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

Financial guarantee contracts that are not managed on a fair value basis are subsequently measured at the higher of the amount initially recognized less cumulative amortization and the loss allowances determined under IFRS 9.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and applies the relevant guidance in IFRS and judgement to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument and is to be accounted for as a separate contract in the financial statements or not.

Where the Bank is the buyer or holder of a transaction (e.g., credit protection or similar activities) that meets the definition of a financial guarantee contract, it determines whether the financial guarantee contract is an integral element of the loan or debt instrument (or pool of loans or debt instruments) or not. When measuring expected credit losses (ECL), IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part of the contractual terms and are not recognized separately by the Bank. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan or debt instrument by the Bank, the cashflow expected from the collateral and other credit enhancements is included in the ECL estimation of the loan or debt instrument and the cost is treated as a transaction cost included in effective interest rate (EIR). The cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

Financial guarantee contracts managed on a fair value basis are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

Recognition and derecognition of financial assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income (OCI) is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in profit or loss on derecognition of such instruments.

During the course of its development activities, the Bank enters into transactions (for example, sale and repurchase agreements, credit protection or financial guarantee contracts) whereby it transfers financial assets recognized on its balance sheet but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the balance sheet.

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements and payable for cash collateral received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities, and if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement and an obligation under repurchase are recognized in the statement of financial position. However, the underlying asset is not recognized in the financial statements.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value, and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors: ensuring timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long- and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading and financial liabilities designated at FVTPL at inception. Derivatives are categorized as held for trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps were carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows:

- the amount of change in the fair value that is attributable to changes in the Bank's 'own credit' risk are presented in other comprehensive income (OCI);

- and the remaining amount of change in the fair value is presented in profit or loss.

Amounts presented in OCI are never reclassified to profit or loss when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity (i.e., to retained earnings).

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at FVTPL are recorded at amortized cost. These include certain borrowings, accrued finance charges on borrowings, and other accounts payable and liabilities. Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management, and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.'

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e., the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise, it is measured at fair value. As at 31 December 2023, the Bank had a hybrid loan (with nil balance) classified as measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's 'own credit' quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty; the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements the effect of its risk management activities involving the use financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship, so that both are recognized in the profit or loss (or OCI) in the same accounting period.

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed; when the hedging instrument expires or is sold, terminated, or exercised; or when it no longer qualifies for hedge accounting.

Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: debt instruments measured at amortized cost, loan commitments, financial guarantee contracts and treasury investments held at amortized cost. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i) Stage 1: 12 Months of Expected Credit Losses

Stage 1 includes financial assets that have not had a significant increase in credit risk since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii) Stage 2: Lifetime Expected Credit Losses – Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e., an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii) Stage 3: Lifetime Expected Credit Losses – Credit Impaired

Included in stage 3 are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full without recourse by the Bank to actions such as realizing security; or
- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans, provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2, interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL are no longer met (i.e., is not cured), the Bank measures the loss allowance at an amount equal to 12 months of ECL at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument, with all criteria for the impaired classification having been remedied.

Determining the Stage for Impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12 months of ECL. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e., it is deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECL allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs, including the use of forward-looking information, refer to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency, or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid–offer spread or significant increase in the bid–offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist, and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates, and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps, that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid–ask spread. Such judgments are derived from observable bid–ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a floating reference rate market-determined discount curve adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in other comprehensive income in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management has concluded that these valuations are representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe that there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value, and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans, and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day-one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows:

- If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or is based on a valuation technique that uses only data from observable markets (i.e, Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.

- In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition. If fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is recognized immediately. If fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs, or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes, therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures," the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2023, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statement. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows:

- Buildings: 15–20 years

- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right-of-use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant, and equipment, and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. It represents net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements such as from financial liabilities (gains or losses on borrowings at fair value and related derivatives) and translation gains or losses. This adjusted net income forms the basis of allocations of income to reserves and development initiatives.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income, and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Bank's internal credit grading model, which assigns a probability of default to the individual grades.

- The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECL basis and the applicable qualitative assessment.

- Development of ECL models, including the various formulas and the choice of inputs.

- Determination of associations between macroeconomic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.

- Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities, and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements in the current year to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Economic Outlook

In the final quarter of 2023, the global economy continues to grapple with economic challenges posed by elevated market interest rates and inflation, although interest rates have started moderating and inflation has begun to show signs of abating in some economies. However, the effects of these economic factors continue to weigh down economic activity, with cost of borrowings and production costs trending well above normal levels for countries, especially in the more vulnerable emerging market and developing economies.

Accordingly, the outlook for the global economy in 2024 is expected to be characterized by moderate to weak economic growth as geopolitical risks remain high, especially in the Middle East, which could disrupt supply chains and re-ignite commodities price surges. The International Monetary Fund's World Economic Outlook report released in January 2024 forecasts global economic growth for 2024 at 3.1 percent, rising thereafter to 3.2 percent in 2025.

For Africa, the Bank Group latest Macroeconomic Performance and Outlook report (MEO 2024), released on 16 February 2024, stated that growth in Africa's average real GDP fell to an estimated 3.2 percent in 2023, from 4.1 percent in 2022, due largely to multiple shocks living cost crisis, increasing effects of climate change, health pandemics, and geopolitical tensions. Despite these challenges, the report noted that Africa's economies remain resilient, with growth projected to rise to 3.8 percent in 2024. As such, sustainable economic growth in 2024 would require a moderation to the high inflation to combat the cost of production and cost of living crises, sound fiscal management policies to optimize revenue and avert debt default and overhang, focus on critical sectors (e.g., health, agriculture, power, and education), and adaptation strategies to minimize disruptions to livelihoods from climate change.

From a financial reporting perspective, the known and estimable effects of the various global events have been recorded in these financial statements for the year ended 31 December 2023, manifesting in net income before distribution approved by the Board of Governors of UA 406.05 million compared to UA 239.28 million reported in the same period in 2022, representing a 69.70 percent year-on-year increase.

The rise in market interest rates caused total interest income from loans and treasury investments to increase by 118.84 percent (UA 842.04) to UA 1,550.58 million in December 2023. Similarly, the elevated interest rates caused interest expenses on borrowings to increase by 236.65 percent (UA 837.72 million) to UA 1,191.71 million, resulting in a 1.22 percent (UA 4.32 million) year-on-year increase in net interest income in December 2023. Furthermore, these market conditions resulted in fair value gains on borrowings and related derivatives of UA 59.48 million in December 2023 compared to UA 88.90 million in 2022, representing a 33.09 percent year-on-year decrease. Also, the net realized, and unrealized fair value gains on trading treasury investments increased to UA 118.62 million in 2023 compared to UA 23.81 million in 2022. Total administrative expenses remained relatively stable between 2023 and 2022, except for the significant reduction in provision for actuarial valuation on the Staff Retirement Plan (SRP), which went down from expense of UA 63.14 million in 2022 to income of UA 100.46 million in 2023 due mainly to the effect of the extension of the retirement age from 62 to 65 years.

The moderating inflation and market interest rates, coupled with weak global economic growth prospects, may cause the Bank's fair value and currency translation changes, credit risks, and other performance indicators to remain less predictable in the later part of 2024 compared to 2023. Accordingly, the Bank will continue to monitor and take appropriate actions to manage its business and financial risks, apply risk management adjustments on its exposures, and report the effects of the evolution of geopolitical tensions and market conditions in its financial statements as they become known and estimable.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed below:

The Bank issued its maiden hybrid capital instrument on January 2024, with the aim of strengthening its capital base and optimizing its balance sheet. The transaction was a USD 750 million perpetual subordinated hybrid capital note with a coupon of 5.75%, with call and payments of at the sole discretion of the Bank. The hybrid capital instrument meets the classification criteria for equity in line with IFRS and would be presented as equity in the financial statements in the 2024 financial reporting period.

Effect of New and Amended International Financial Reporting Standards

A number of new or amended standards became effective for annual periods beginning after 1 January 2023 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements. None of these new/amended standards had any significant impact on the financial statements for the year ended 31 December 2023. Details are provided below.

a) New International Financial Reporting Standards and Amendments Applicable from 1 January 2023

1. IFRS 17 Insurance Contracts – IFRS 17 was issued in May 2017 as a replacement for IFRS 4 Insurance Contracts and establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. It requires a current measurement model in which estimates are remeasured in each reporting period. Contracts are measured using the building blocks of:

- discounted probability-weighted cash flows
- an explicit risk adjustment, and
- a contractual service margin representing the unearned profit of the contract, which is recognized as revenue over the coverage period.

These requirements are designed to achieve the goal of consistent, principle-based accounting for insurance contracts. The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. IFRS 17 also permits an optional and simplified premium allocation approach for the liability for the remaining coverage for eligible groups of insurance contracts, which are often written by non-life insurers.

The Bank does not issue insurance contracts nor does it have significant exposure to insurance risks. As such, this standard did not have any significant impact on the financial statements of the Bank.

2. Disclosure of Material Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2 – The IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. The amendments define "material accounting policy information" (as information that, when considered together with other information included in an entity's financial statements, can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements) and explain how to identify when accounting policy information is material. The IASB further clarified that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

These amendments did not have any significant impact on the financial statements of the Bank, except for minor changes to nomenclature in the accounting policies.

3. Definition of Accounting Estimates - Amendments to IAS 8 - The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates, and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period. These amendments did not have any significant impact on the financial statements of the Bank.

b) New International Financial Reporting Standards and Amendments Applicable from 1 January 2024 and Beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2024.

1. Amendment to IFRS 16 – Leases on Sale and Leaseback – These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

2. Amendment to IAS 1 – Non-current Liabilities with Covenants – These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

3. Amendment to IAS 7 and IFRS 7 – Supplier Finance: These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity's liabilities, cash flows, and exposure to liquidity risk. The disclosure requirements are the IASB's response to investors' concerns that some companies' supplier finance arrangements are not sufficiently visible, hindering investors' analysis.

4. Amendments to IAS 21 – Lack of Exchangeability – An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations.

c) International Financial Reporting Sustainability Standards Effective after 1 January 2024

In June 2023, the International Sustainability Standards Board released its first two IFRS Sustainability Reporting Standards. The standards are:

1. IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information – sets out overall requirements for sustainability-related financial disclosures with the objective to require an entity to disclose information about its material sustainability-related risks and opportunities that is useful to primary users of general-purpose financial reports in making decisions relating to providing resources to the entity; and

2. IFRS S2 Climate-related Disclosures – IFRS S2 sets out the requirements for identifying, measuring, and disclosing information about material climate-related risks and opportunities that is useful to primary users of general-purpose financial reports in making decisions relating to providing resources to the entity.

The standards are effective from 1 January 2024, but individual jurisdictions are required to decide whether and when to adopt these standards. The Bank is currently considering the requirements of the IFRSs.

NOTE C – Risk Management Policies and Procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk, and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The CRC is chaired by the Group Chief Risk Officer and ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. The OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ORMC, co-chaired by the Vice President of the People and Talent Management Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing, and deciding on issues with policy implications related to operational risk management. The ORMC meets quarterly, but the chairperson may also convene special meetings of the committee at any time. The ORMC reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products, and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach, in which business units as primary risk takers constitute the first line of defense. The risk department act as the second line of defense, and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include market risk, credit risk, and counterparty credit risks from treasury investment activities; staff benefit plan risks; and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-sovereign). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework, and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority), and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk, and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio, (ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 31 December 2023 and 31 December 2022 is as follows:

(UA thousands)

Assets	2023	2022
Cash and bank balances	1,383,149	2,830,737
Demand obligations	1,146	1,143
Treasury investments at fair value	4,481,799	4,691,711
Treasury investments at amortized cost	7,900,861	7,020,916
Derivative assets	895,351	924,352
Accrued income and charges receivable on loans	641,739	501,710
Other accounts receivable	1,188,638	821,514
Loans	22,021,408	20,695,328

1) Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk, which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and exposure management, including individual country exposure and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, governance, socio-political conditions, conduciveness of its business environment, and payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2023 and 31 December 2022 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of Loans as at 31 December 2023

(UA thousands)

Country	No. of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance – gross	% of total outstanding loans
Algeria	1	616,001	-	-	616,001	2.71
Angola	10	1,420,006	-	604,936	815,070	3.58
Benin	5	341,096	53,259	251,897	35,940	0.16
Botswana	5	680,336	-	133,908	546,428	2.40
Burkina Faso	3	96,737	-	79,207	17,530	0.08
Cameroon	21	1,816,061	312,177	683,975	819,909	3.60
Cabo Verde	17	222,323	-	21,323	201,000	0.88
Republic of the Congo	6	424,771	-	81,983	342,788	1.51
Côte d'Ivoire	18	1,328,298	-	610,914	717,384	3.15
Egypt	21	2,404,730	163,346	151,824	2,089,560	9.19
Equatorial Guinea	5	78,143	-	55,799	22,344	0.10
Eswatini	12	378,405	84,324	141,055	153,026	0.67
Ethiopia	2	130,975	-	60,004	70,971	0.31
Gabon	13	975,265	-	266,989	708,276	3.11
Kenya	20	1,742,740	187,593	448,427	1,106,720	4.86
Mauritius	8	629,726	-	81,987	547,739	2.41
Morocco	68	4,468,578	328,242	674,658	3,465,678	15.23
Namibia	13	1,025,876	148,517	105,943	771,416	3.39
Nigeria	18	2,103,613	134,161	729,521	1,239,931	5.45
Rwanda	8	730,649	151,762	337,541	241,346	1.06
Senegal	25	1,541,983	-	737,762	804,221	3.54
Seychelles	8	99,515	24,596	1,225	73,694	0.32
South Africa	10	1,385,124	-	184,696	1,200,428	5.28
Tanzania	11	1,107,988	49,192	621,553	437,243	1.92
Tunisia	42	2,669,245	67,267	669,902	1,932,076	8.49
Uganda	10	794,030	133,923	406,266	253,841	1.12
Zambia	10	350,521	-	91,231	259,290	1.14
Zimbabwe**	12	204,035	-	-	204,035	0.90
Multinational	3	192,587	192,587	-	-	-
Total public sector	**405**	**29,959,357**	**2,030,946**	**8,234,526**	**19,693,885**	**86.57%**
Total private sector	**139**	**4,909,324**	**1,123,888**	**730,137**	**3,055,299**	**13.43%**
Total	**544**	**34,868,681**	**3,154,834**	**8,964,663**	**22,749,184**	**100.00%**

* Excludes fully repaid loans and canceled loans. Trade finance and related guarantee exposures are also excluded.

** Countries in non-accrual status as at 31 December 2023.

Slight differences may occur in totals due to rounding.

Summary of Loans as at 31 December 2022

(UA thousands)

Country	No. of loans	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance – gross	% of total outstanding loans
Algeria	1	646,495	-	-	646,495	3.02
Angola	8	1,364,506	-	514,749	849,757	3.97
Benin	3	184,929	-	161,816	23,113	0.11
Botswana	5	759,985	134,997	-	624,988	2.92
Burkina Faso	3	94,005	-	79,738	14,267	0.07
Cameroon	19	1,517,838	31,630	758,844	727,364	3.39
Cabo Verde	16	219,360	11,174	6,140	202,046	0.94
Republic of the Congo	5	347,736	-	88,825	258,911	1.21
Côte d'Ivoire	16	1,209,884	-	620,207	589,677	2.75
Democratic Republic of Congo	6	33,308	-	-	33,308	0.16
Egypt	20	2,474,851	63,851	458,716	1,952,284	9.11
Equatorial Guinea	5	77,834	-	60,562	17,272	0.08
Eswatini	12	317,884	-	168,180	149,704	0.70
Ethiopia	2	133,695	-	68,298	65,397	0.31
Gabon	13	996,032	-	285,500	710,532	3.32
Kenya	17	1,547,986	50,283	578,806	918,897	4.29
Mauritius	6	366,918	-	-	366,918	1.71
Morocco	67	4,269,815	165,309	762,257	3,342,249	15.60
Namibia	13	1,012,143	-	148,875	863,268	4.03
Nigeria	15	2,043,991	100,688	761,888	1,181,415	5.51
Rwanda	7	580,731	-	376,591	204,140	0.95
Senegal	23	1,390,365	185,806	620,164	584,395	2.73
South Africa	10	1,349,163	-	197,445	1,151,718	5.37
Seychelles	7	78,136	18,785	1,863	57,488	0.27
Tanzania	9	1,007,604	121,329	567,784	318,491	1.49
Tunisia	40	2,651,771	-	670,336	1,981,435	9.25
Uganda	9	678,563	53,350	418,051	207,162	0.97
Zambia	10	372,408	-	123,995	248,413	1.16
Zimbabwe**	12	205,695	-	-	205,695	0.96
Multinational	2	148,071	148,071	-	-	-
Total public sector	**381**	**28,081,702**	**1,085,273**	**8,499,630**	**18,496,800**	**86.32%**
Total private sector	**139**	**4,838,908**	**1,155,627**	**752,490**	**2,930,791**	**13.68%**
Total	**520**	**32,920,610**	**2,240,900**	**9,252,120**	**21,427,591**	**100.00%**

Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

*** Countries in non-accrual status as at 31 December 2022.*

Slight differences may occur in totals due to rounding.

Balance Sheet Optimization Initiatives

In line with the G20 calls to multilateral development banks (MDBs) to optimize their balance sheets and following on the Capital Adequacy Framework recommendations released in 2022, the Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/or guarantee portfolios; (ii) diversifying and crowding in investors into ESG and development finance, and (iii) increasing the institution's lending headroom. BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEA), credit insurance, and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB), and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025.[1] Eight years later, in July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures arising from the EEA and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA

(USD millions)

Protection purchased						Protection sold					
World Bank		Inter-American Development Bank		Asian Development Bank		World Bank		Inter-American Development Bank		Asian Development Bank	
Angola	213.71	Angola	85.00	Angola	150.00	Albania	126.00	Argentina	750.00	Bangladesh	225.00
Botswana	225.00	Egypt	720.00	Cameroon	165.00	China	128.18	Brazil	820.00	India	225.00
Gabon	150.00	Morocco	990.00	Republic of the Congo	100.00	India	450.00	Ecuador	303.20	Pakistan	250.00
Namibia	49.00	Nigeria	95.00	Egypt	110.00	Indonesia	475.32	Mexico	800.00	Mongolia	100.00
Nigeria	100.00	Tunisia	990.00	Gabon	184.00	Jordan	13.00	Panama	206.80	Philippines	200.00
South Africa	850.00			Morocco	191.00	Pakistan	10.21				
				Senegal	100.00	Romania	185.00				
						Türkiye	200.00				
TOTAL	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,000.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,000.00**

1   The relevant parties are in discussions to renew the transaction ahead of the envisaged amortization in 2025.

Sovereign Portfolio Credit Insurance

In addition to the EEA described above, the Bank also purchases credit insurance protection cover on the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign (R2RS), with the UK's Foreign Commonwealth and Development Office and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. R2RS increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations in order to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 31 December 2023.

The R2RS transaction continues to improve the Bank's Risk Capital Utilization Rate and the Weighted Average Risk Rating. The R2RS also strengthens Standards & Poor's main capital adequacy metric and the Risk Adjusted Capital ratio, which represent an important buffer to the Bank's risk-bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients, particularly RMCs seeking to mobilize sustainable financing from commercial lenders and capital markets. The Bank approved an ADB Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country's Sovereign Sustainable Financing Framework. Effective in October 2023, Egypt's Sustainable Panda bond is the first ever Panda Bond issued in China by an African sovereign and crowds in capacity from a panel of five private insurers who provided USD 70 million toward scaling up the size of the Bank's guarantee.

The Bank also provided a EUR 400 million ADB PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank – (Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Guarantee Platform, to back the Bank's participation with EUR 194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing 80% AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased or sold on the underlying single referenced sovereign entities rose to UA 4.08 billion (USD 5.47 billion equivalent) as at 31 December 2023 and UA 3.36 billion as at 31 December 2022 (USD 4.47 billion equivalent).

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment, and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index, which is translated into credit risk ratings for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

| Risk class | Revised rating scale assessment | International ratings | | Assessment |
		S&P — Fitch	Moody's	
Very low risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very high risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 3.20 at the end of 31 December 2023, compared with 3.15 as of 31 December 2022.

The table below shows the distribution of the Bank's sovereign portfolio across the five risk categories.

| Year | Risk profile of the sovereign portfolio | | | | |
	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2023	39%	21%	30%	9%	1%
2022	40%	19%	34%	6%	1%
2021	34%	18%	39%	8%	1%
2020	39%	18%	31%	11%	1%
2019	47%	27%	22%	2%	2%

It is the Bank's policy that if the payment of principal, interest, or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. The Bank estimates ECLs on its sovereign loan portfolio in accordance with IFRS 9. In 2022, the Bank revised its less given default (LGD) model for the sovereign loans portfolio developed in accordance with the global best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model replaces the one implemented at the first application of the

IFRS 9 impairment requirements and allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The revised LGD model is now based on an average EIR for the risk class rather than the EIR per contract.

The revised model has been refined by integrating an estimate of the recovery costs and a floor to capture its value. This allows a more global understanding of the average recoveries and captures the adjustment factors linked to the macroeconomic and geopolitical environment specific to each counterparty. It also takes into account the recommendations of Moody's Analytics on the Bank's Capital Adequacy Framework.

In line with the MRM framework, the CRC has validated this revised model. The Bank will conduct periodic reviews of this revised model or whenever a substantial change occurs in the economic environment in line with its risk management.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations, which have a higher probability of default and loss given default than public sector operations. At the end of December 2023, the Bank's sovereign loan and guarantee portfolio used up to 33.7 percent (2022: 34.92 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI, unrealized loss/gain on fair-valued borrowings arising from "own credit," and any shortfall of the stock of provisions to expected losses. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions, and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into four main categories: project finance, corporate finance, financial institutions, and private equity funds. The weighted-average risk rating was 4.09 at the end of December 2023 compared with 4.18 at the end of 2022.

The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

| | Risk profile of the non-sovereign portfolio | | | | |
Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2023	19%	17%	31%	19%	14%
2022	18%	16%	34%	14%	18%
2021	9%	19%	43%	12%	17%
2020	17%	21%	36%	15%	11%
2019	18%	22%	41%	12%	7%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model, which uses internally developed risk parameters (internal rating based).

At the end of December 2023, the Bank's non-sovereign portfolio represented 4.9 percent (2022: 4.58 percent) of its total loan portfolio. Of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 9.3 percent (2022: 9.86 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that, in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has a limit of 11.25% for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments, and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Balance Sheet Optimization Initiatives – Non-sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, assets sell downs, credit insurance, financial guarantees, and synthetic securitization structures on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of the ECL of the loan, with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting private sector operations in certain countries by inviting other entities to participate in the risks of such private sector operations. The Private Sector Credit Enhancement Facility (PSF) is one of such initiatives.

The PSF was established in 2015, as an independent special-purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 December 2023, the notional amounts of non-sovereign loans covered by the PSF stood at UA 249.32 million (31 December 2022: UA 266.48 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The first transaction was the USD 1 billion synthetic securitization and the second was the USD 500 million portfolio credit insurance deal. Over the years, these BSO initiatives have cumulatively amortized down to UA 1.81 billion (31 December 2022: UA 1.80 billion) and the Bank is exploring opportunities to execute a new similar portfolio-based transaction.

Risk Participation Agreements on Non-sovereign Assets

The Affirmative Financing Action for Women in Africa (AFAWA) Risk Sharing Mechanism (RSM) became operational effective in December 2021, and it features a counter guarantee from the Bank shareholders (France and the Netherlands) in support of the Bank's PCG to the African Guarantee Fund, the initiative's implementation partner for Phase I. A mid-term review of the structure is planned for 2024. In 2023, the Bank closed a collateralized Risk Participation Agreement with Norfund for USD 15 million, on the back of the subordinated loan of USD 50 million provided by the Bank to a private sector borrower in Tanzania. With the collateral paid upfront to the Bank, this risk transfer generates a capital benefit estimated at UA 3.9 million that should allow the Bank to extend additional loans of between UA 10 million and UA 22 million to similarly rated projects.

Portfolio Guarantees

On September 2022, the Bank signed the Lusophone Compact Guarantee with the Government of Portugal for EUR 400 million in support of private sector projects in Portuguese-speaking countries in Africa. The Lusophone Compact Guarantee, with a maturity of 15 years, allows the Bank to receive cover on single obligor credit on non-sovereign transactions in eligible countries for up to 85% of the principal on an on-demand basis – portfolio construction is ongoing as of end-2023.

Insurance at Origination for Non-sovereign Single Obligors

In 2023, the Bank closed bound a policy on a manufacturing sector project in Nigeria, mobilizing USD 50 million in insurance cover. It should also be noted that insurance cover on Ethiopian Airlines was terminated in June 2023 following a loan prepayment.

It is expected that pipeline credit insurance on single assets such as the Mozambique LNG transaction, among others, will close in 2024 with various insurers rated AA- and above, thereby helping to continue to unlock millions in additional lending capacity toward new private sector transactions.

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 2.06 billion as at 31 December 2023 (31 December 2022: UA 2.07 billion)

3) Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and be approved by the Bank's Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties, by maturity:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-backed securities (MBS)/ Asset-backed securities (ABS)	AAA					
	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options, and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the table below:

(Amounts in UA millions)

Year	Derivatives			Credit risk profile of net exposure		
	Notional amount	Fair value*	Net exposure**	AAA	AA+ to AA-	A+ and lower
2023	34,086	127	40	-	-	100%
2022	36,803	104	15	-	-	100%
2021	38,502	295	28	-	1%	99%
2020	29,804	884	115	-	1%	99%
2019	27,837	593	84	-	11%	89%

* Fair value before collateral.

** After collateral received in cash or securities.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements, and Similar Agreements
(UA millions)

Year	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Collateral received	
2023	138	(12)	127	-	(89)	38
2022	144	(40)	104	-	(89)	15
2021	526	(280)	246	-	(347)	(101)
2020	1,474	(590)	884	-	(849)	35
2019	1,057	(521)	536	-	(576)	(40)

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements, and Similar Agreements
(UA millions)

Year	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged	
2023	2,115	(780)	1,336	-	-	1,336
2022	2,754	(742)	2,012	-	-	2,012
2021	661	(279)	382	-	-	382
2020	145	(41)	104	-	-	104
2019	225	(29)	196	-	-	196

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties, as shown in the table below.

Year	Credit risk profile of the investment portfolio		
	AAA	AA+ to AA-	A+ and lower
2023	53%	32%	15%
2022	46%	39%	15%
2021	51%	36%	13%
2020	54%	36%	10%
2019	50%	38%	12%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

As of 31 December 2023, the capital consumption attributable to the Bank's counterparty credit portfolio, including all investments and derivative instruments, stood at 4.3 percent (31 December 2022: 3.51 percent) of the Bank's total risk capital.

Expected Credit Risk

Definition of Default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meet its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligors' assets or security.

Modifications of Financial Assets and Financial Liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention, and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry, and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the EIR as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrower extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is conducted on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- Instrument type
- Credit risk grading
- Date of initial recognition
- Remaining term to maturity

- Industry
- Geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-looking Information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic scenarios assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and operations functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macroeconomic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation, government's revenue, government's debts, current account balance and lending rates. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met, the Bank measures the loss allowance at an amount equal to 12-month ECL at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2023 and 31 December 2022 and a reconciliation of ECL allowance recognized in the income statement.

Table 1.1: Impairment on Loans and Other Debt Instruments Measured at Amortized Cost, by Stage

As at 31 December 2023
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	125,966	136,887	464,923	727,776
Interest receivables	6,032	8,359	216,609	231,000
Treasury investments	302	-	-	302
Guarantees	1,932	-	-	1,932
Total impairment as at 31 December 2023	**134,232**	**145,246**	**681,532**	**961,010**

As at 31 December 2022
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	157,107	115,058	460,098	732,263
Interest receivables	4,720	3,962	212,737	221,419
Treasury investments	270	-	-	270
Guarantees	491	13	-	504
Total impairment as at 31 December 2022	**162,588**	**119,033**	**672,835**	**954,456**

Table 1.2: Reconciliation of Expected Credit Loss Allowance Recognized in the Income Statement

Expected Credit Loss Impairment on Loan Principal and Interest for 31 December 2023
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	161,827	119,020	672,835	953,682
Provisions for the year – income statement	(29,829)	26,226	21,889	18,287
Write-Off	-	-	(13,193)	(13,193)
Closing 31 December 2023	**131,998**	**145,246**	**681,531**	**958,776**
Charge/(write-back) for the year 31 December 2022	**83,185**	**67,028**	**(53,196)**	**97,017**

Expected Credit Loss Impairment on Treasury Investments for 31 December 2023
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	270	-	-	270
Provisions for the year – income statement	31	-	-	31
Closing 31 December 2023	**301**	**-**	**-**	**301**
Write-back for the year December 2022	**(28)**	**-**	**-**	**(28)**

Expected Credit Loss Impairment on Financial Guarantees for 31 December 2023
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	491	13	-	504
Provisions for the year – income statement	1,441	(13)	-	1,428
Closing 31 December 2023	**1,932**	**-**	**-**	**1,932**
Write-back for the year 31 December 2022	**(813)**	**(59)**	**-**	**(872)**

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2023 and 31 December 2022.

Table 1.3: Analysis of Loans at Amortized Cost, Impairments, and Expected Credit Loss Coverage Ratio

As at 31 December 2023
(UA millions)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**20,350**	**1,713**	**687**	**22,750**	**123.57**	**115.16**	**464.92**	**703.65**
Non-sovereign	1,850	723	483	3,056	38.26	41.92	378.82	459.00
Sovereign	18,500	990	204	19,694	85.31	73.24	86.10	244.65
Interest receivables	**438**	**39**	**409**	**886**	**6.03**	**8.36**	**216.61**	**231.00**
Non-sovereign	45	17	57	119	2.66	3.08	64.64	70.38
Sovereign	393	22	352	767	3.37	5.28	151.97	160.62
Undisbursed loans	**8,536**	**414**	**15**	**8,965**	**2.40**	**21.73**	**-**	**24.13**
Non-sovereign	715	-	15	730	0.71	-	-	0.71
Sovereign	7,821	414	-	8,235	1.69	21.73	-	23.42
Total loans	**29,324**	**2,166**	**1,111**	**32,601**	**132.00**	**145.25**	**681.53**	**958.78**
Guarantees	**694**	**-**	**-**	**694**	**1.93**	**-**	**-**	**1.93**
Non-sovereign	43	-	-	43	0.50	-	-	0.50
Sovereign	651	-	-	651	1.43	-	-	1.43
Treasury investments	**7,897**	**-**	**-**	**7,897**	**0.30**	**-**	**-**	**0.30**
31 December 2023	**37,915**	**2,166**	**1,111**	**41,192**	**134.23**	**145.25**	**681.53**	**961.01**

	ECL coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.61%**	**6.72%**	**67.69%**	**3.09%**
Non-sovereign	2.07%	5.80%	78.46%	15.02%
Sovereign	0.46%	7.40%	42.20%	1.24%
Interest receivables	**1.38%**	**21.87%**	**52.89%**	**26.06%**
Non-sovereign	5.86%	18.68%	112.69%	58.99%
Sovereign	0.86%	24.29%	43.15%	20.94%
Undisbursed loans	**0.03%**	**5.25%**	**-**	**0.27%**
Non-sovereign	0.10%	-	-	0.10%
Sovereign	0.02%	5.25%	-	0.28%
Total loans	**0.45%**	**6.71%**	**61.33%**	**2.94%**
Guarantees	**0.28%**	**-**	**-**	**0.28%**
Non-sovereign	1.16%	-	-	1.16%
Sovereign	0.22%	-	-	0.22%
Treasury investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.35%**	**6.71%**	**61.33%**	**2.33%**

*Expected coverage loss coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.

As at 31 December 2022
(UA millions)

	Gross exposure				Impairment allowance*			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**19,257**	**1,465**	**706**	**21,428**	**154.33**	**96.57**	**460.10**	**710.99**
Non-sovereign	1,942	489	499	2,930	49.54	35.07	378.06	462.67
Sovereign	17,315	976	207	18,498	104.79	61.50	82.03	248.32
Interest receivables	**222**	**17**	**406**	**645**	**4.72**	**3.97**	**212.74**	**221.43**
Non-sovereign	37	9	65	111	2.69	2.18	73.60	78.47
Sovereign	185	8	341	534	2.03	1.79	139.14	142.96
Undisbursed loans	**8,742**	**470**	**40**	**9,252**	**2.78**	**18.49**	**-**	**21.27**
Non-sovereign	713	-	40	752	0.82	-	-	0.82
Sovereign	8,030	470	-	8,500	1.96	18.49	-	20.45
Total loans	**28,221**	**1,952**	**1,152**	**31,325**	**161.83**	**119.02**	**672.84**	**953.69**
Guarantees	**88**	**1**	**-**	**89**	**0.49**	**0.01**	**-**	**0.50**
Non-sovereign	24	1	-	25	0.19	0.01	-	0.20
Sovereign	64	-	-	64	0.30	-	-	0.30
Treasury investments	**7,010**	**-**	**-**	**7,010**	**0.27**	**-**	**-**	**0.27**
31 December 2022	**35,319**	**1,953**	**1,152**	**38,424**	**162.59**	**119.03**	**672.84**	**954.46**

Loss given default (LGD) for sovereign portfolio was revised in 2022, with the effect that the same LGD is used for principal and interest cashflows in line with the scorecard approach. The effect of this revised LGD is limited to stage 3 sovereign loans only and had no impact on the overall exposure coverage of the Bank.

	ECL coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.80%**	**6.59%**	**65.17%**	**3.32%**
Non-sovereign	2.55%	7.17%	75.76%	15.79%
Sovereign	0.61%	6.30%	39.63%	1.34%
Interest receivables	**2.13%**	**23.35%**	**52.40%**	**34.33%**
Non-sovereign	7.27%	24.22%	113.23%	70.69%
Sovereign	1.10%	22.38%	40.80%	26.77%
Undisbursed loans	**0.03%**	**3.93%**	**-**	**0.23%**
Non-sovereign	0.10%	-	-	0.11%
Sovereign	0.02%	3.93%	-	0.24%
Total loans	**0.57%**	**6.10%**	**58.41%**	**3.04%**
Guarantees	**0.56%**	**1.00%**	**-**	**0.56%**
Non-sovereign	0.79%	1.00%	-	0.82%
Sovereign	0.47%	-	-	0.47%
Treasury investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.46%**	**6.10%**	**58.41%**	**2.48%**

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Analysis of the Changes in Expected Credit Loss Allowance Account between 31 December 2022 and 31 December 2023

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2023	**162,588**	**119,033**	**672,835**	**954,456**
New assets originated or purchased	25,166	-	-	25,166
Assets derecognized or repaid	4,211	266	74	4,551
Transfer from Stage 1 to Stage 2	(5,624)	5,624	-	-
Transfer from Stage 2 to Stage 3	-	(5,229)	5,229	-
Transfer from Stage 1 to Stage 3	(4,920)	-	4,920	-
Amount written off	-	-	(13,193)	(13,193)
New and increased provision	(47,189)	25,552	11,667	(9,970)
Gross carrying amount as at December 2023	**134,232**	**145,246**	**681,532**	**961,010**

The total ECL allowance (loans, treasury investments, and financial guarantees) reported in the income statement was a provision of UA 19.75 million for 31 December 2023 compared to a provision of UA 96.12 million for 31 December 2022. The total ECL allowance on the balance sheet as at 31 December 2023 increased by UA 6.55 million to UA 961.01 million from the UA 954.56 million as at 31 December 2022.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees, and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits, and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2023 and at 31 December 2022 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2023

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	1,138,109	(3,758,884)	(150,813)	(795,504)	(734,721)	(465,410)	(105,650)	(1,506,786)
Borrowings at fair value	24,562,870	29,686,112	3,793,584	3,352,680	6,656,597	6,086,045	3,861,541	5,935,665
	25,700,979	**25,927,228**	**3,642,771**	**2,557,176**	**5,921,876**	**5,620,635**	**3,755,891**	**4,428,879**
Financial liabilities without derivatives								
Accounts payable	1,604,164	1,604,164	1,604,164	-	-	-	-	-
Borrowings at amortized cost	213,538	217,770	106,069	33,871	74,551	250	240	2,789
	1,817,702	1,821,934	1,710,233	33,871	74,551	250	240	2,789
Total financial liabilities	**27,518,681**	**27,749,162**	**5,353,004**	**2,591,047**	**5,996,427**	**5,620,885**	**3,756,131**	**4,431,668**
Represented by:								
Derivative liabilities	1,138,109	(3,758,884)	(150,813)	(795,504)	(734,721)	(465,410)	(105,650)	(1,506,786)
Accounts payable	1,604,164	1,604,164	1,604,164	-	-	-	-	-
Borrowings	24,776,408	29,903,882	3,899,653	3,386,551	6,731,148	6,086,295	3,861,781	5,938,454

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2022

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	1,720,404	(4,356,022)	(413,928)	(691,914)	(470,957)	(918,294)	(456,819)	(1,404,110)
Borrowings at fair value	24,006,353	29,038,386	6,014,503	3,208,860	2,428,503	6,254,854	3,991,154	7,140,512
	25,726,757	**24,682,364**	**5,600,575**	**2,516,946**	**1,957,546**	**5,336,560**	**3,534,335**	**5,736,402**
Financial liabilities without derivatives								
Accounts payable	1,230,966	1,230,966	1,230,966	-	-	-	-	-
Borrowings at amortized cost	247,854	281,931	214,460	7,991	280	356	453	58,391
	1,478,820	**1,512,897**	**1,445,426**	**7,991**	**280**	**356**	**453**	**58,391**
Total financial liabilities	**27,205,577**	**26,195,261**	**7,046,001**	**2,524,937**	**1,957,826**	**5,336,916**	**3,534,788**	**5,794,793**
Represented by:								
Derivative liabilities	1,720,404	(4,356,022)	(413,928)	(691,914)	(470,957)	(918,294)	(456,819)	(1,404,110)
Accounts payable	1,230,966	1,230,966	1,230,966	-	-	-	-	-
Borrowings	24,254,207	29,320,317	6,288,963	3,216,851	2,428,783	6,255,210	3,991,607	7,198,903

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk and (ii) interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank's balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the UA). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in euros, US dollars, and CFA francs.

Net Currency Position at 31 December 2023

(UA thousands)

	Euro	United States dollar	Japanese yen	Pound sterling	Chinese yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	233,406	119,993	813,920	9,552	-	209,069	1,385,940	(2,791)	1,383,149
Demand obligations	-	-	-	-	-	1,146	1,146	-	1,146
Investments at fair value [(a)]	668,677	40,736	-	102,048	192,397	3,503,535	4,507,393	-	4,507,393
Investments at amortized cost	2,391,844	3,145,424	673,187	670,443	939,050	80,913	7,900,861	-	7,900,861
Accounts receivable	316,968	1,832,245	(645,024)	19,512	86,676	137,568	1,747,945	82,432	1,830,377
Loans	10,851,051	9,271,836	693	-	-	1,619,071	21,742,651	-	21,742,651
Equity participations	97,328	923,176	-	-	-	33,275	1,053,779	65,294	1,119,073
Other assets	-	-	-	-	-	-	-	115,268	115,268
	14,559,274	15,333,410	842,776	801,555	1,218,123	5,584,577	38,339,715	260,203	38,599,918
Liabilities									
Accounts payable	(450,026)	(689,922)	(89,685)	(17,708)	(40,480)	(313,793)	(1,601,614)	(2,550)	(1,604,164)
Employee benefits liabilities	-	-	-	-	-	-	-	(266,843)	(266,843)
Borrowings	(5,921,523)	(10,263,334)	(1,228,638)	(1,986,517)	(554,311)	(4,822,085)	(24,776,408)	-	(24,776,408)
Currency swaps on borrowings and related derivatives[(b)]	(4,764,260)	(3,046,443)	1,398,319	1,997,069	549,925	2,727,281	(1,138,109)	-	(1,138,109)
	(11,135,809)	(13,999,699)	79,996	(7,156)	(44,866)	(2,408,597)	(27,516,131)	(269,393)	(27,785,524)
Currency position of equity as at 31 December 2023	3,423,465	1,333,711	922,772	794,399	1,173,257	3,175,980	10,823,584	(9,190)	10,814,394
% of sub-total	31.63	12.32	8.53	7.34	10.84	29.34	100.00	-	100.00
SDR Composition as at 31 December 2023	30.71	43.08	7.06	7.68	11.47	-	100.00	-	100.00

(a) Investments measured at fair value comprise:	
Investments measured at fair value	4,481,799
Derivative assets	30,851
Derivative liabilities	(5,257)
Amount per statement of net currency position	4,507,393

(b) Currency swaps on borrowings is made up as follows:	
Derivative asset	864,500
Derivative liability	(2,002,609)
Net swaps on borrowings per statement of net currency position	(1,138,109)

Net Currency Position at 31 December 2022
(UA thousands)

	Euro	United States dollar	Japanese yen	Pound sterling	Chinese yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	(151,313)	231,294	1,132,139	5,186	-	1,624,412	2,841,718	(10,981)	2,830,737
Demand obligations	-	-	-	-	-	1,143	1,143	-	1,143
Investments at fair value (a)	655,422	11,240	-	55,413	79,533	3,909,975	4,711,583	-	4,711,583
Investments at amortized cost	2,004,866	2,830,662	569,745	632,696	895,136	87,811	7,020,916	-	7,020,916
Accounts receivable	185,962	3,025,525	(861,675)	11,871	153,657	(1,311,949)	1,203,391	119,833	1,323,224
Loans	9,915,174	8,499,926	13,363	-	-	1,872,430	20,300,893	-	20,300,893
Equity participations	87,685	64,174	-	-	-	891,877	1,043,736	102	1,043,838
Other assets	-	-	-	-	-	-	-	84,410	84,410
	12,697,796	14,662,821	853,572	705,166	1,128,326	7,075,699	37,123,380	193,364	37,316,744
Liabilities									
Accounts payable	(263,131)	(574,534)	(101,489)	(13,732)	(157)	(275,373)	(1,228,416)	(2,550)	(1,230,966)
Employee Benefit liabilities	-	-	-	-	-	-	-	(228,431)	(228,431)
Borrowings	(5,719,150)	(11,210,934)	(1,241,531)	(1,568,491)	(335,761)	(4,178,340)	(24,254,207)	-	(24,254,207)
Currency swaps on borrowings and related derivatives (b)	(3,801,271)	(3,146,588)	1,359,978	1,574,656	335,828	1,956,994	(1,720,404)	-	(1,720,404)
	(9,783,552)	(14,932,056)	16,958	(7,567)	(90)	(2,496,719)	(27,203,027)	(230,981)	(27,434,008)
Currency position of equity as at 31 December 2022	2,914,244	(269,235)	870,530	697,599	1,128,236	4,578,980	9,920,353	(37,617)	9,882,736
% of sub-total	29.38	(2.71)	8.78	7.03	11.37	46.15	100.00	-	100.00
SDR Composition as at 31 December 2022	29.82	43.42	7.62	7.33	11.81	-	100.00	-	100.00

(a) Investments measured at fair value comprise:	
Investments measured at fair value	4,691,711
Derivative assets	28,109
Derivative liabilities	(8,237)
Amount per statement of net currency position	4,711,583

(b) Currency swaps on borrowings comprise:	
Derivative asset	896,243
Derivative liability	(2,616,647)
Net swaps on borrowings per statement of net currency position	(1,720,404)

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five: the US dollar, Euro, Japanese yen, pound sterling, and Chinese yuan. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese yuan (CNY) in SDRs with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies, on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank, on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2023 and 31 December 2022. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2023
(UA millions)

	Us dollar	Euro	Japanese yen	Pound sterling	Chinese yuan	Other currencies	Net assets	Change in net assets gain/(loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	4,302.69	3,523.90	730.80	771.49	1,164.60	6.49	10,499.97	7.21	7bps
GBP	4,401.40	3,277.05	747.57	868.11	1,191.31	6.49	10,491.93	(0.82)	1bps
JPY	4,404.01	3,278.99	822.81	789.65	1,192.02	6.49	10,493.97	1.23	1bps
CNY	4,384.69	3,264.60	744.73	786.19	1,305.47	6.49	10,492.17	(0.59)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	4,435.13	3,302.16	753.30	795.23	1,200.44	7.14	10,493.40	0.65	1bps
Net assets resulting from a 10% depreciation against the USD									
EUR	4,562.81	3,088.38	774.98	818.13	1,235.00	6.49	10,485.79	(6.95)	7bps
GBP	4,466.24	3,325.32	758.58	728.01	1,208.86	6.49	10,493.50	0.76	1bps
JPY	4,463.81	3,323.51	689.24	800.38	1,208.20	6.49	10,491.63	(1.13)	1bps
CNY	4,482.01	3,337.06	761.26	803.64	1,102.85	6.49	10,493.31	0.54	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	4,435.13	3,302.16	753.30	795.23	1,200.44	5.90	10,492.16	(0.59)	1bps
Assumptions:									
Base net assets	4,435.13	3,302.16	753.30	795.23	1,200.44	6.49	10,492.75	-	-
Add: Fair valuation effects on borrowings and derivatives	265.97	252.99	35.42	(0.10)	(7.28)	(225.36)	321.64	-	-
Base net assets (including fair valuation of borrowings and derivatives)	4,701.10	3,555.15	788.72	795.13	1,193.16	(218.87)	10,814.39	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3449	1.2143	190.3765	1.0554	9.5555	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2022

(Amounts in UA millions)

	Us dollar	Euro	Japanese yen	Pound sterling	Chinese yuan	Other currencies	Net assets	Change in net assets gain/(loss)	Basis point change of Total net Assets
Net assets resulting from a 10% appreciation against the USD									
Euro	4,044.94	2,979.34	675.28	663.52	1,083.21	39.78	9,486.07	(3.27)	3bps
Pound sterling	4,135.65	2,769.23	690.42	746.24	1,107.50	39.78	9,488.82	(0.52)	1bps
Japanese yen	4,134.20	2,768.26	759.19	678.16	1,107.11	39.78	9,486.70	(2.64)	3bps
Chinese yuan	4,116.69	2,756.54	687.25	675.29	1,212.66	39.78	9,488.21	(1.12)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	4,165.79	2,789.41	695.45	683.34	1,115.57	43.76	9,493.31	3.98	4bps
Net assets resulting from a 10% depreciation against the USD									
Euro	4,282.08	2,606.62	714.86	702.42	1,146.71	39.78	9,492.48	3.15	3bps
Pound sterling	4,193.56	2,808.01	700.09	625.36	1,123.01	39.78	9,489.81	0.48	1bps
Japanese yen	4,194.93	2,808.92	636.65	688.12	1,123.38	39.78	9,491.77	2.44	3bps
Chinese yuan	4,211.45	2,819.98	703.07	690.83	1,025.27	39.78	9,490.38	1.05	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	4,165.79	2,789.41	695.45	683.34	1,115.57	36.16	9,485.72	(3.62)	4bps
Assumptions:									
Base net assets	4,165.79	2,789.41	695.45	683.34	1,115.57	39.78	9,489.34	-	-
Add: Fair valuation effects on borrowings & derivatives	177.59	370.64	24.87	(2.41)	(6.41)	(170.88)	393.40	-	-
Base net assets (including fair valuation of borrowings and derivatives)	4,343.38	3,160.05	720.32	680.93	1,109.16	(131.10)	9,882.74	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3361	1.2512	176.0461	1.1099	9.2178	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity comprises the following two elements:

- The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.
- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates but that yet is adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2023 and 31 December 2022 were as follow:

Interest Rate Risk Position as at 31 December 2023

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest bearing funds	Total
Assets								
Cash	1,383,149	-	-	-	-	-	-	1,383,149
Demand obligations	1,146	-	-	-	-	-	-	1,146
Treasury investments[a]	5,227,441	650,170	678,680	777,660	773,730	4,368,130	(67,557)	12,408,254
Accounts receivable	1,830,377	-	-	-	-	-	-	1,830,377
Loans – disbursed and outstanding	19,929,812	316,043	333,728	281,559	279,895	1,655,018	(46,871)	22,749,184
Hedged loans – fair value adjustment	-	-	-	-	-	-	(278,757)	(278,757)
Accumulated impairment for loan losses	-	-	-	-	-	-	(727,776)	(727,776)
Equity participations	-	-	-	-	-	-	1,119,073	1,119,073
Other assets	-	-	-	-	-	-	115,268	115,268
	28,371,925	966,213	1,012,408	1,059,219	1,053,625	6,023,148	113,380	38,599,918
Liabilities								
Accounts payable	(1,604,164)	-	-	-	-	-	-	(1,604,164)
Employee Benefit liabilities	(266,843)	-	-	-	-	-	-	(266,843)
Borrowings[b]	(27,358,776)	-	-	-	-	-	1,444,259	(25,914,517)
	(29,229,783)	-	-	-	-	-	1,444,259	(27,785,524)
Interest rate risk position as at 31 December 2023	**(857,858)**	**966,213**	**1,012,408**	**1,059,219**	**1,053,625**	**6,023,148**	**1,557,639**	**10,814,394**

(a) Treasury investments comprise:	
Treasury investments	12,382,660
Derivative assets – investments	30,851
Derivative liabilities – investments	(5,257)
Amount per statement of interest rate risk	12,408,254

(b) Borrowings comprise	
Borrowings	24,776,408
Derivative assets – borrowings	(864,500)
Derivative liabilities – borrowings	2,002,609
Net borrowings per statement of interest rate risk	25,914,517

Interest Rate Risk Position as at 31 December 2022
(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	2,830,737	-	-	-	-	-	-	2,830,737
Demand obligations	1,143	-	-	-	-	-	-	1,143
Treasury investments[(a)]	5,406,296	640,250	649,980	665,050	730,310	3,634,272	6,341	11,732,499
Accounts receivable	1,323,224	-	-	-	-	-	-	1,323,224
Loans – disbursed and outstanding	18,327,562	339,934	310,466	326,571	275,489	1,877,971	(30,402)	21,427,591
Hedged loans – fair value adjustment	-	-	-	-	-	-	(394,435)	(394,435)
Accumulated impairment for loan losses	-	-	-	-	-	-	(732,263)	(732,263)
Equity participations	-	-	-	-	-	-	1,043,838	1,043,838
Other assets	-	-	-	-	-	-	84,410	84,410
	27,888,962	980,184	960,446	991,621	1,005,799	5,512,243	(22,511)	37,316,744
Liabilities								
Accounts payable	(1,230,966)	-	-	-	-	-	-	(1,230,966)
Employee benefit liabilities	(228,431)	-	-	-	-	-	-	(228,431)
Borrowings[(b)]	(27,256,267)	(86)	(114)	(75,255)	(114)	(275)	1,357,500	(25,974,611)
	(28,715,664)	(86)	(114)	(75,255)	(114)	(275)	1,357,500	(27,434,008)
Interest rate risk position as at 31 December 2022	**(826,702)**	**980,098**	**960,332**	**916,366**	**1,005,685**	**5,511,968**	**1,334,989**	**9,882,736**

(a) Treasury investments comprise:	
Treasury investments	11,712,627
Derivative assets – investments	28,109
Derivative liabilities – investments	(8,237)
Amount per statement of interest rate risk	11,732,499

(b) Borrowings comprise:	
Borrowings	24,254,207
Derivative assets – borrowings	(896,243)
Derivative liabilities – borrowings	2,616,647
Net borrowings per statement of interest rate risk	25,974,611

Interest Rate Benchmark Reform – Update on the LIBOR Transition Project

Following the cessation of the publication of all London Interbank Offered Rate (LIBOR) settings, the UK Financial Conduct Authority (FCA) used its powers to compel the InterContinental Exchange Benchmark Administrator (IBA) to publish the 1-month, 3-month, and 6-month USD LIBOR settings under a non-representative "synthetic" methodology from end of June 2023. The FCA notified that publication of these remaining USD LIBOR settings under the "synthetic" methodology would cease on 30 September 2024.

The Bank continues to support its customers toward an orderly transition of the limited number of outstanding LIBOR linked contracts to their alternative reference rates (RFRs). The LIBOR Transition Task Force, established by the Bank to ensure a seamless transition from LIBOR and other IBORs to their designated alternative RFRs, has successfully overseen the project, and a significant portion of the Bank's financial instruments have been transitioned. As at 31 December 2023, all GBP LIBOR, JPY LIBOR, and CAD LIBOR referenced contracts have been fully migrated to alternative RFRs, and the remaining USD LIBOR linked exposures have been significantly reduced to an immaterial amount.

As a result of the strong success achieved, the application of RFRs is now on a business-as-usual basis and the Bank is committed to ensuring that the limited number of tough legacy USD LIBOR contracts, remaining as at 31 December 2023 are remediated and orderly transitioned to their appropriate RFRs as soon as possible. For EURIBOR and ZAR JIBAR linked contracts, the Bank will continue to apply the usual market-based pricing methodology, pending when the regulators issue alternative pricing methodologies.

The table below provides a disclosure on the limited number of USD LIBOR linked contracts by nature of financial instruments as of 31 December 2023, including the outstanding LIBOR linked transactions for the comparative period of 31 December 2022. Non-derivative financial instruments at amortized cost are presented based on their carrying amounts excluding ECLs.

(In millions)

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2023						
Financial assets						
Loans – non-sovereign	606	-	-	-	-	-
Loans – sovereign operations	4,676	-	-	-	-	-
Treasury asset	52	-	-	-	-	-
Total financial assets	**5,334**	**-**	**-**	**-**	**-**	**-**
Financial liabilities						
Treasury borrowing	50	-	-	-	-	-
Total financial liabilities	**50**	**-**	**-**	**-**	**-**	**-**
Derivatives						
Derivatives excl. futures	855	-	-	-	-	-
Derivatives – futures only	-	-	-	-	-	-
Total derivatives	**855**	**-**	**-**	**-**	**-**	**-**
Total IBOR linked contracts	**6,239**	**-**	**-**	**-**	**-**	**-**

(In millions)

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2022						
Financial assets						
Loans – Non-Sovereign	2,808	1,061	6,801	-	-	-
Loans – Sovereign Operations	13,594	15,207	41,850	-	-	-
Treasury Asset	117	100	-	-	-	-
Total financial assets	**16,519**	**16,368**	**48,651**	**-**	**-**	**-**
Financial liabilities						
Treasury Borrowing	50	-	-	-	-	-
Total financial liabilities	**50**	**-**	**-**	**-**	**-**	**-**
Derivatives						
Derivatives excl. Futures	30,187	15,896	52,770	-	7,061	-
Derivatives – Futures Only	25,517	7,593	-	-	-	1,048
Total derivatives	**55,704**	**23,489**	**52,770**	**-**	**7,061**	**1,048**
Total IBOR linked contracts	**72,273**	**39,857**	**101,421**	**-**	**7,061**	**1,048**

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering variable rate loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. The pool is funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank has offered fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month floating reference rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard nine-month floating rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are made up mostly of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2023, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 basis points (bps) would have generated a maximum gain in income statement of UA 7.29 million and UA 7.03 million as of 31 December 2023 and 31 December 2022, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/– 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2023. The market experienced high interest rates during the year. As such, the sensitivity analysis for 31 December 2023 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward parallel shift		Downward parallel shift	
	2023 gain/(loss)	2022 gain/(loss)	2023 gain/(loss)	2022 gain/(loss)
Investments at fair value through profit or loss	509	421	(509)	(421)
Fair-valued borrowings and derivative	(3,615)	(2,389)	3,959	2,437

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice, the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans, particularly those committed prior to 1997, have been declining over the years. Prepayments in the year ended 31 December 2023 amounted to UA 101.98 million, compared with prepayments of UA 72.37 million realized in 2022, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems, processes, people, and external events.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems and from external events that could have a negative financial or reputational impact. Operational risk is present in virtually all the Bank's transactions or activities and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. The scope of this evaluation is gradually being expanded to include IT General Controls and IT Application controls with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF, which was revised in 2019, ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation, and control, as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the Management of each business unit to implement adequate controls in their respective business processes based on prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan that aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders, and other creditors, as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of Conduct and Staff Rules, the work of the Integrity and Anti-Corruption Department, and the existence of a whistleblower protection policy.

NOTE D – Financial Assets and Liabilities

The tables below set out the classification of each class of financial assets and liabilities and their respective fair values as at 31 December 2023 and 31 December 2022:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands) 31 December 2023	Financial assets and liabilities at FVTPL		Fair value through other comprehensive income	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value				
Cash	-	-	-	1,383,149	1,383,149	1,383,149
Demand obligations	-	-	-	1,146	1,146	1,146
Treasury investments	4,481,799	-	-	7,900,861	12,382,660	11,901,742
Derivative assets	895,351	-	-	-	895,351	895,351
Accounts receivable	-	-	-	1,830,377	1,830,377	1,830,377
Loans	-	-	-	22,021,408	22,021,408	22,021,408
Equity participations	-	-	1,119,073	-	1,119,073	1,119,073
Total financial assets	**5,377,150**	**-**	**1,119,073**	**33,136,941**	**39,633,164**	**39,152,246**
Accounts payable	-	-	-	1,604,164	1,604,164	1,604,164
Derivative liabilities	2,007,866	-	-	-	2,007,866	2,007,866
Borrowings	-	24,562,870	-	213,538	24,776,408	24,443,164
Total financial liabilities	**2,007,866**	**24,562,870**	**-**	**1,817,702**	**28,388,438**	**28,055,194**

(UA thousands) 31 December 2022	Financial assets and liabilities at FVTPL		Fair value through other comprehensive income	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value				
Cash	-	-	-	2,830,737	2,830,737	2,830,737
Demand obligations	-	-	-	1,143	1,143	1,143
Treasury investments	4,691,711	-	-	7,020,916	11,712,627	11,040,754
Derivative assets	924,352	-	-	-	924,352	924,352
Accounts receivable	-	-	-	1,323,224	1,323,224	1,323,224
Loans	-	-	-	20,695,328	20,695,328	20,695,328
Equity participations	-	-	1,043,838	-	1,043,838	1,043,838
Total financial assets	**5,616,063**	**-**	**1,043,838**	**31,871,348**	**38,531,249**	**37,859,376**
Accounts payable	-	-	-	1,230,966	1,230,966	1,230,966
Derivative liabilities	2,624,884	-	-	-	2,624,884	2,624,884
Borrowings	-	24,006,353	-	247,854	24,254,207	23,784,254
Total financial liabilities	**2,624,884**	**24,006,353**	**-**	**1,478,820**	**28,110,057**	**27,640,104**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2023 and 31 December 2022 into three levels reflecting the relative reliability of the measurement bases, with level 1 being the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Treasury investments	3,755,026	3,968,740	724,157	720,087	2,616	2,884	4,481,799	4,691,711
Derivative assets	30,851	28,109	856,370	895,869	8,130	374	895,351	924,352
Equity participation	12,338	8,252	-	-	1,106,735	1,035,586	1,119,073	1,043,838
Total financial assets	**3,798,215**	**4,005,101**	**1,580,527**	**1,615,956**	**1,117,481**	**1,038,844**	**6,496,223**	**6,659,901**
Derivative liabilities	-	-	1,894,428	2,480,571	113,438	144,313	2,007,866	2,624,884
Borrowings	15,241,781	15,682,987	8,277,437	7,395,362	1,043,652	928,005	24,562,870	24,006,354
Total financial liabilities	**15,241,781**	**15,682,987**	**10,171,865**	**9,875,933**	**1,157,090**	**1,072,318**	**26,570,736**	**26,631,238**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within level 1, include active listed equities, exchange-traded derivatives, US government treasury bills, and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations, or alternative pricing sources supported by observable inputs are classified within level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives, and a convertible loan. As level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in level 3 include loans to Regional Member Countries, private equity, and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

Products Classified at Level 3

The primary products classified at level 3 are as follows:

Debt Securities – Asset and Mortgage-backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified at level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models, with input parameter assumptions that include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified at level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or net asset value. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) between 31 December 2022 and 31 December 2023 is as follows:

(UA thousands)

	Investments at fair value through profit and loss	Investments at fair value through other comprehensive income	Derivative assets	Derivative liabilities	Borrowings
2022					
Balance at 1 January 2022	589,366	974,717	21,937	(39,942)	(638,941)
Gain/(losses) recognized in income statement	(1,026)	-	2,052,375	15,584,775	127,479
Gains recognized in statement of comprehensive income	-	(29,363)	-	-	-
Purchases, issues, and settlements (net)	(585,648)	58,494	152	(31,673)	(441,268)
Reclassification	-	-	-	-	3,620
Translation effects	192	31,738	(2,092,911)	(15,638,652)	21,105
Transfer between assets and liabilities	-	-	18,821	(18,821)	-
Balance at 31 December 2022	**2,884**	**1,035,586**	**374**	**(144,313)**	**(928,005)**
2023					
Balance at 1 January 2023	2,884	1,035,586	374	(144,313)	(928,005)
Gain/(losses) recognized in income statement	(232)	-	2,716	51,802	(41,871)
Gains recognized in statement of comprehensive income	-	42,945	-	-	-
Purchases, issues, and settlements (net)	(14)	48,076	5,087	7,582	(86,391)
Translation effects	(22)	(19,872)	(224)	(28,332)	12,615
Transfer between assets and liabilities	-	-	177	(177)	-
Balance at 31 December 2023	**2,616**	**1,106,735**	**8,130**	**(113,438)**	**(1,043,652)**

Fair Value Hierarchy – Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2023 and 31 December 2022 into three levels reflecting the observability of inputs in the fair value measurements, with level 1 as observable and level 3 as unobservable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Treasury investments	7,397,989	6,324,523	37,708	24,520	-	-	7,435,697	6,349,043
Loans	-	-	-	-	22,021,408	20,695,328	22,021,408	20,695,328
Total financial assets	**7,397,989**	**6,324,523**	**37,708**	**24,520**	**22,021,408**	**20,695,328**	**29,457,105**	**27,044,371**
Borrowings	-	-	206,118	215,490	-	8,166	206,118	223,656
Total	**-**	**-**	**206,118**	**215,490**	**-**	**8,166**	**206,118**	**223,656**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of financial instrument	Valuation approach	Key unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk "Own credit" risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes "Own credit"	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter, or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to nil. (2022: nil).

Borrowing and Derivatives

The table below shows the effect of a parallel yield curve movement of +/– 1 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of 31 December 2023 and 31 December 2022. The market experienced high interest rates during 2023. As such, the sensitivity analysis for 31 December 2023 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward parallel shift		Downward parallel shift	
	Gain/(loss)		Gain/(loss)	
	2023	2022	2023	2022
Fair-valued level 3 borrowings and derivative portfolios	1,457	(273)	(119)	327

Day One Gain or Loss – Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2023 and 31 December 2022 were made up of the following:

(UA thousands)

	2023	2022
Balance at 1 January	191,430	180,468
New transactions	17,692	55,855
Amounts recognized in income statement during the year	(20,041)	(37,057)
Translation effects	(6,763)	(7,836)
Balance	**182,318**	**191,430**

NOTE E – Cash and Bank balances

The Bank's cash and bank details are as follows:

(UA thousands)

	2023	2022
Balances with central banks	1,033,188	2,762,071
Balances with commercial banks	347,427	66,495
Other cash balances	2,534	2,171
Total	**1,383,149**	**2,830,737**

NOTE F – Treasury Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2023, the Bank had received collateral with fair value of UA 178 million (December 2022: UA 131 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 31 December 2023 and December 2022 was as follows:

(UA thousands)

	2023	2022
Treasury investments at amortized cost	7,901,163	7,021,187
Provision for impairment	(302)	(271)
	7,900,861	7,020,916
Treasury investments mandatorily measured at FVTPL	4,481,799	4,691,711
Total treasury investments	**12,382,660**	**11,712,627**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 December 2023 and 31 December 2022 was as follows:

(UA millions)

	US dollar		Euro		Chinese yuan		Other currencies		All currencies	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Government and agency obligations	1,200.37	1,184.92	1,407.42	1,228.03	846.77	795.52	1,017.11	872.02	4,471.67	4,080.49
Financial institutions	10.76	10.63	26.93	15.36	-	-	80.91	87.81	118.60	113.80
Supranational	1,934.29	1,635.11	957.53	761.51	92.42	99.75	326.65	330.53	3,310.89	2,826.90
Total	**3,145.42**	**2,830.66**	**2,391.88**	**2,004.90**	**939.19**	**895.27**	**1,424.67**	**1,290.36**	**7,901.16**	**7,021.19**

The nominal value of treasury investments at amortized cost as of 31 December 2023 is UA 7,887.81 million (31 December 2022: UA 6,927.03). The average yield of treasury investments at amortized cost for the year ended 31 December 2023 was 1.78 percent (31 December 2022: 1.61 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2023 and 31 December 2022 was as follows:

(UA millions)

	2023	2022
1 year or less	642.76	604.71
More than 1 year but less than 2 years	656.41	647.46
More than 2 years but less than 3 years	675.71	659.83
More than 3 years but less than 4 years	778.14	661.09
More than 4 years but less than 5 years	781.47	732.50
More than 5 years	4,366.67	3,715.60
Total	**7,901.16**	**7,021.19**

The fair value of treasury investments at amortized cost as at 31 December 2023 was UA 7,437.79 million (31 December 2022: UA 6,348.18 million).

Treasury Investments Mandatorily Measured at Fair Value

A summary of the Bank's treasury investments at FVTPL at 31 December 2023 and 31 December 2022 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Time deposits	50.96	117.65	115.25	191.96	192.40	-	217.34	158.04	575.95	467.65
Asset-backed securities	2.61	2.88	-	-	-	-	-	-	2.61	2.88
Government and Agency obligations	1,836.13	2,801.36	365.31	263.46	-	63.42	-	-	2,201.44	3,128.24
Financial Institutions	953.02	610.88	177.89	183.87	-	-	-	-	1,130.91	794.75
Supranational	545.20	274.24	25.69	7.79	-	16.16	-	-	570.89	298.19
Total	**3,387.92**	**3,807.01**	**684.14**	**647.08**	**192.40**	**79.58**	**217.34**	**158.04**	**4,481.80**	**4,691.71**

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2023 was UA 4,515.59 million (31 December 2022: UA 4,774.76 million). The average yield of treasury investments mandatorily measured at FVTPL for the year 31 December 2023 was 6.11 percent (31 December 2022: 1.72 percent). The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2023 and 31 December 2022 were as follows:

(UA millions)

	2023	2022
One year or less	2,432.22	2,808.27
More than one year but less than two years	726.50	684.79
More than two years but less than three years	526.59	979.38
More than three years but less than four years	560.76	95.41
More than four years but less than five years	233.11	121.04
More than five years	2.62	2.82
Total	**4,481.80**	**4,691.71**

NOTE G – Derivative Assets and Liabilities

The fair value of derivative financial assets and financial liabilities as at 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023		2022	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	515,173	1,285,562	492,543	1,466,176
Interest rate swaps	64,420	707,527	8,875	1,141,338
Loan swaps	284,907	9,520	394,825	9,133
	864,500	2,002,609	896,243	2,616,647
Investments-related:				
Asset swaps	-	5,257	-	8,237
Macro-hedge swaps and others	30,851	-	28,109	-
	30,851	5,257	28,109	8,237
Total	**895,351**	**2,007,866**	**924,352**	**2,624,884**

The notional amounts of derivative financial assets and liabilities as at 31 December 2023 and 31 December 2022 were follows:

(UA thousands)

	2023	2022
Borrowings-related:		
Cross-currency swaps	13,165,400	11,613,895
Interest rate swaps	17,679,636	20,751,331
Loan swaps	2,765,517	2,991,843
	33,610,553	35,357,069
Investments-related:		
Asset swaps	(82,609)	161,782
	(82,609)	161,782
Total	**33,527,944**	**35,518,851**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2023, the Bank had futures with a notional value of Euro 6,939 million (UA 5,699 million) (2022: Euro 3,833 million, UA 3,059 million) and USD 16,655 million (UA 12,414 million) (2022: USD 18,637 million, UA 14,004 million). The carrying values of the Euro and US dollars futures was a positive market value of Euro 3.66 million (UA 3.00 million) (2022: positive Euro 17.78 million, UA 14.19 million) and a market value of USD 16.63 million (UA 12.40 million) (2022: USD 14.51 million, UA 10.90 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2023 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2023 was an asset of UA 272.74 million (December 2022: a liability of UA 385.07 million). The fair value loss on these loan swaps for the year ended 31 December 2023 was UA 111.70 million (December 2022: Gains of UA 448.01 million). The fair value gain on the hedged loans attributable to the hedged risk was UA 114.00 million (December 2022: Loss of UA 445.83 million). Therefore, the hedge effectiveness recognized in the income statement was a gain of UA 2.30 million (December 2022: gain of UA 2.18 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2023, the amortization of fair value adjustment on the hedged risk amounted to UA 1.87 million (December 2022: UA 2.15 million).

NOTE H – Loans and Guarantees

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2023 and 31 December 2022, outstanding loans were as follows:

(UA thousands)

	2023	2022
Outstanding balance of loans – Gross	22,749,184	21,427,591
Provision for impairment	(727,776)	(732,263)
Total Outstanding Loans at 31 December	**22,021,408**	**20,695,328**

Classification of Loans

At 31 December 2023 and 2022, the carrying values of net outstanding loans were as follows:

(UA thousands)

	2023	2022
Loans at amortized cost		
Fixed rate loans	3,225,176	3,531,620
Floating rate loans	19,381,037	17,751,837
Variable rate loans	142,971	144,134
Gross Loans	22,749,184	21,427,591
Provision for impairment	(727,776)	(732,263)
Total Outstanding Loans at 31 December	**22,021,408**	**20,695,328**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans. As at 31 December 2023, the fair value of the loan was determined to be zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to measurement gains that would be recognized in the income statement.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2023 and 31 December 2022 was as follows:

(UA millions)

Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
	2023				2022
One year or less	405.79	1,507.06	142.97	2,055.82	2,065.53
More than one year but less than two years	269.18	1,618.27	-	1,887.45	1,727.22
More than two years but less than three years	333.73	1,606.53	-	1,940.26	1,869.12
More than three years but less than four years	281.56	1,601.34	-	1,882.90	1,783.18
More than four years but less than five years	279.90	1,608.18	-	1,888.08	1,717.34
More than five years	1,655.02	11,439.65	-	13,094.67	12,265.20
Gross Outstanding Loans	**3,225.18**	**19,381.03**	**142.97**	**22,749.18**	**21,427.59**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2023 and 31 December 2022 were as follows:

(UA millions)

			2023		2022	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	-		-	
		Japanese Yen	-		-	
		Pound Sterling	-		-	
		Swiss Franc	-		-	
		US Dollar	61.06		61.56	
			61.06	0.27	61.56	0.29
	Single Currency	Euro	1,074.64		1,195.74	
		Japanese Yen	-		-	
		South African Rand	0.59		21.81	
		US Dollar	394.34		497.45	
		Others	-		9.42	
			1,469.57	6.46	1,724.42	8.05
	Structured Products	Euro	1,491.93		1,525.75	
		US Dollar			-	
		South African Rand	202.61		219.89	
			1,694.54	7.45	1,745.64	8.15
Floating Rate:	Single Currency	Euro	2,949.47		3,085.86	
		Pound Sterling			0.16	
		Japanese Yen			13.37	
		South African Rand	832.02		982.99	
		US Dollar	5,264.23		5,377.91	
		Others	-		-	
			9,045.72	39.76	9,460.29	44.15
	Structured Product	Euro	5,865.26		4,696.81	
		Japanese Yen	0.70		-	
		US Dollar	3,852.64		2,938.04	
		South African Rand	616.72		656.70	
			10,335.32	45.43	8,291.55	38.70
Variable Rate:	Multi-Currency	US Dollar	142.97		144.13	
			142.97	0.63	144.13	0.67
Gross Outstanding Loans			**22,749.18**	**100**	**21,427.59**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2023 was 5.34 percent (31 December 2022: 0.68 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2023 and 31 December 2022 were as follows:

(UA millions)

	2023		2022	
	Amount	%	Amount	%
Euro	11,381.31	50.03	10,504.16	49.02
Japanese Yen	0.70	-	13.37	0.06
Pound Sterling	-	-	0.17	-
South African Rand	1,651.95	7.26	1,881.38	8.78
US Dollar	9,715.23	42.71	9,019.09	42.09
Others	-	-	9.42	0.04
Gross Outstanding Loans	**22,749.18**	**100.00**	**21,427.59**	**100.00**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023	2022
Accrued income and charges receivable on loans	872,739	723,129
Provision for impairment	(231,000)	(221,419)
Total	641,739	501,710
Other accounts receivable	1,188,638	821,514
Total Accounts Receivable	**1,830,377**	**1,323,224**

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2023, outstanding loans with an aggregate principal balance of UA 686.85 million (31 December 2022: UA 704.94 million), of which UA 246.46 million (31 December 2022: UA 234.31 million) was overdue, were considered to be impaired i.e., stage 3.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023	2022
Outstanding balance on impaired loans	686,848	704,941
Provision for impairment (Stage 3 only)	(464,923)	(460,098)
Net balance on impaired loans	**221,925**	**244,843**

The movements in the accumulated provision for impairment on outstanding loan principal for the period ended 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023	2022
Balance as at 1 January	732,263	559,568
Provision for impairment on loan principal for the year (net)	5,785	172,695
Loans written off	(10,272)	-
Net balance	**727,776**	**732,263**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2023, provisions for impairment made on private sector loans amounted to UA 6.49 million compared with provisions for impairment of UA 42.80 million for the year ended 31 December 2022. The accumulated provisions on private sector loans at 31 December 2023 amounted to UA 459.00 million compared to UA 462.67 million at 31 December 2022.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023	2022
Balance at January 1	221,419	297,097
Provisions/(Writeback) on impairment on loan charges for the year (net)	12,502	(75,678)
Loans written off	(2,921)	-
Net Balance	**231,000**	**221,419**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the period ended 31 December 2023, an impairment writeback was made on interest and charges receivable on private sector loans in the amount of UA 8.08 million (31 December 2022: UA 19.80 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2023 amounted to UA 70.38 million (31 December 2022: UA 78.47 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2023, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 9.98 million (31 December 2022: UA 12.08 million).

Also, the Bank provides repayment guarantees to entities within its Regional Member Countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 31 December 2023 amounted to UA 693.83 million (31 December 2022: UA 88.83 million), of which UA 20.57 million (31 December 2022: UA 86.06 million) is related to trade finance as at 31 December 2023.

The accumulated ECL calculated on the trade finance guarantees issued by the Bank as at 31 December 2023 was UA 1.93 million (31 December 2022: UA 0.50 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2023, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 513.47 million (31 December 2022: UA 497.99 million).

The total cost of BSO coverage for the year ended 31 December 2023 was UA 15.61 million (31 December 2022: UA 18.83 million).

NOTE I – Equity Participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by the staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year end 31 December 2023 amounted to UA 172.33 million (31 December 2022: UA 246.21 million), representing 51.48 percent (December 2022: 50.98 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2023, the Bank's pro-rata or economic share in ADF was 0.32 percent (31 December 2022: 0.34 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the year ended 31 December 2023, dividend income increased by UA 6.29 million (44.36 percent) to UA 20.48 million from UA 14.19 million in December 2022.

The Bank's equity interests at the end of 2023 and 31 December 2022 are summarized below:

(UA thousands)

Institutions	Year Established	Callable capital	Carrying Value 2023	2022
Investment in ADF	1972		111,741	111,741
Accumulated share of profit/(loss) & impairment on 1 January			(50,953)	(52,383)
Share of gains/(losses) on equity accounted investments for the year			374	(101)
Write-back for the year			677	1,531
			61,839	60,788
DIRECT INVESTMENTS				
Development Finance Institutions				
Africa Finance Corporation (AFC)	2019	-	50,521	42,246
Africa Prudential PLC	2015	-	91	156
Africa50 – Project Development	2016	8,079	1,821	2,231
Africa50 – Project Finance	2015	18,622	58,642	57,109
African Export and Import Bank (AFREXIM)	1993	20,220	112,663	90,603
African Guarantee Fund (AGF)	2011	-	13,663	14,391
Afriland Properties PLC	2015	-	49	35
Central African Development Bank (BDEAC)	1975	2,254	2,317	2,230
Development Bank of Nigeria	2018	-	64,072	45,420
East African Development Bank (EADB)	1967	10,435	18,445	18,327
Eastern and Southern African Trade and Development Bank (PTA)	1985	56,050	105,521	110,568
Great Lakes Development Bank (BDEGL)	1980	1,000	3,457	3,387
Shelter Afrique (SHAF)	1982	-	7,714	7,776
United Capital PLC	2015	-	1,196	1,471
West African Development Bank (BOAD)	1973	5,635	7,519	6,291
		122,295	447,691	402,241
Commercial Banks				
United Bank for Africa	1961	-	11,001	6,590
		-	11,001	6,590
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	755	1,299
Access Bank Liberia Limited	2008	-	1,127	1,001
Access Bank Tanzania Limited	2007	5	115	102
		5	1,997	2,402
Insurance				
Africa Trade Insurance Agency	2013	-	16,572	18,776
Africa-Re	1977	-	61,909	63,020
CICA-RE	2022	3	5,945	7,980
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	1	29,067	28,096
		4	113,493	117,872
Real Sectors Companies				
Kukuza Project Development Company	2017	2,982	-	-
TOTAL DIRECT INVESTMENTS		**125,286**	**574,182**	**529,105**
FUNDS				
Adiwale	2019	5,385	3,172	2,749
ADP III	2020	13,011	5,447	2,716
AFIG Fund II LP	2016	2,145	9,831	9,739
Africa Capital Works Holdings	2018	5,536	6,928	5,826
Africa Forestry Fund II Limited	2020	3,069	10,077	4,256
Africa GoGreen Fund	2023	5,456	1,818	-
Africa Health Fund LLC	2009	2,271	-	251
Africa Joint Investment Fund (AJIF – CITADEL)	2010	259	-	-
Africa Renewable Energy Fund L.P	2014	-	15,714	18,911
African Agriculture Fund LLC (AAF)	2010	548	4,538	3,345
African Domestic Bond Fund	2018	8,945	6,834	8,975
African Infrastructure Investment Fund 2 (AIIF2)	2009	1,982	5,574	6,672
African Infrastructure Investment Fund 2 (AIIF3)	2019	196	29,754	23,695
AfricInvest FIVE	2019	3,113	11,311	8,169
AfricInvest Fund 2 (AFRICINVEST2)	2008	134	882	331
AfricInvest Fund 3 (AFRICINVEST3)	2016	413	13,038	9,541
AFS LP	2018	1,989	8,607	7,640
Agri-Vie Fund (AGRIVIE)	2020	-	2,572	2,353
AIF	2017	2,047	12,970	10,564
Alitheia IDF Fund	2019	3,275	5,168	4,243
APIS Growth Fund I Africa LP	2022	2,687	21,078	21,908
Arch African Renewable Power Fund LP(ARPF)	2010	8,347	9,733	8,710
ARCH Cold Chain Solutions East Africa F	2015	3,751	2,680	2,220
Argan Infrastructure Fund (ARGAN)	2008	1,702	4,963	4,644
Arm-Harith Infrastructure Investments Limited	2007	36	10,096	8,687
Atlantic Coast Regional Fund (ACRF)	2020	2,723	2,298	2,698
Aureos Africa Fund (AUREOS)	2007	2,813	312	455
Azur Innovation Fund	2020	-	778	510
BluePeak Private Capital Fund	2023	3,010	5,190	-
BOOST PAF I	2019		11,643	11,356
Business Partners International Southern Africa SME Fund	2014	1,133	1,243	1,272
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	506	34,733	38,113
Catalyst Fund (CATALYST)	2010	5	563	1,101
Catalyst II	2018	873	2,020	2,161
Cathay Africinvest Innovation Fund LLC	2022	3,154	308	2,028
Cauris Croissance II Fund	2012	942	597	904
Construction Equity Fund(CEF)	2019	8,637	18,158	12,190
ECP Africa Fund 4 (ECP4)	2017	1,337	9,896	16,228
ECP Africa Fund 2 (ECP2)	2005	3,543	820	1,984
ECP Africa Fund 3 (ECP3)	2008	-	15,194	19,328
Eight Miles LLP	2012	-	2,546	4,437
Enko Africa Private Equity Fund	2014	2,470	1,410	2,724
Evolution III	2023	12,151	2,490	-
Evolution Fund II (Mauritius) LP	2018	3,123	12,169	9,125
Evolution One Fund (EVOLUTION ONE)	2010	52	139	174
FEI-OGEF LP	2019	2,271	4,469	5,520
FEI Ongrid	2020	13,260	12,630	3,869
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	273	3,275	4,497
GEF Africa Sustainable Forestry Fund (GEF)	2011	486	5,890	4,741
GroFin Africa Fund (GROFIN)	2008	2,063	31	32
Helios Investors II Fund (HELIOS2)	2011	257	7,678	9,557
I & P Afrique Entrepreneurs	2012	403	2,568	2,943
I & P AFRIQUE ENTREPRENEURS	2020	1,991	2,947	2,304
Investment Fund for Health in Africa (IFHA)	2010	401	367	859
IPDEV II	2018	1,320	2,010	1,806
Janngo Start Up Fund Senior	2022	1,779	2,771	263
Kibo Fund II	2014	-	8,894	9,527
Maghreb Private Equity Fund 3 (MPEF4)	2019	496	15,271	14,123
Maghreb Private Equity Fund 2 (MPEF2)	2008	22	53	1,521
Maghreb Private Equity Fund 3 (MPEF3)	2012	668	6,472	8,636
MEDITERRANIA CAPITAL FUND III	2017	828	10,465	10,026
Metier Sustainable Capital International Fund II L	2020	8,323	5,114	5,069
Moringa Mauritius Africa	2016	1,405	2,642	2,508
Nigeria Infrastructure Debt Fund	2020	2	3,370	6,819
Pan African Housing Fund (PAHF)	2013	968	440	688

Institutions	Year Established	Callable capital	Carrying Value 2023	2022
Pan African Infrastructure Development Fund 1 (PAIDF1)	2007	1	22,969	23,654
Pan African Infrastructure Development Fund 2 (PAIDF2)	2014	16,446	3,386	3,962
PHATISA	2018	1,841	3,583	3,582
RH Africa Fund	2023	7,070	74	-
Shore Capital Fund III	2018	4,202	6,158	5,329
TIDE AFRICA LP FUND	2017	-	8,683	11,914
Uhuru Growth Fund	2023	4,207	2,192	-
VEROD	2019	2,937	7,512	4,289
West Africa Emerging Markets Fund (WAEMF)	2011	244	3,067	2,974
Yeelen Financial Fund	2023	5,185	2,779	-
TOTAL FUNDS		**202,118**	**483,054**	**453,945**
TOTAL DIRECT INVESTMENT AND FUNDS		**327,404**	**1,057,234**	**983,050**
GRAND TOTAL		**327,404**	**1,119,073**	**1,043,838**

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2023 amounted to UA 873.01 million (2022: UA 816.14 million)

Note J – Property, equipment and intangible assets

(UA thousands)

2023	Land	Capital Work in Progress	Building and Improve-ments	RoU Assets	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at January 1	1,168	5,907	102,466	57,820	105,510	20,835	293,706	48,158	341,864
Transfer	-	(2,209)	1,220	-	989	-	-	-	-
Additions during the year	-	2,175	118	12,632	2,788	267	17,980	4,213	22,193
Disposals during the year	-	-	(140)	-	(842)	(291)	(1,273)	(18)	(1,291)
Balance at 31 December	1,168	5,873	103,664	70,452	108,445	20,811	310,413	52,353	362,766
Accumulated Depreciation:									
Balance at January 1	-	-	59,129	43,567	91,966	19,134	213,796	43,947	257,743
Depreciation during the year	-	-	6,814	9,021	6,632	632	23,099	4,991	28,090
Disposals during the year	-	-	(58)	-	(828)	(291)	(1,177)	(18)	(1,195)
Balance at 31 December	-	-	65,885	52,588	97,770	19,475	235,718	48,920	284,638
NBV: 31 December	**1,168**	**5,873**	**37,779**	**17,864**	**10,675**	**1,336**	**74,695**	**3,433**	**78,128**

(UA thousands)

2022	Land	Capital Work in Progress	Building and Improve-ments	RoU Assets	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at January 1	917	5,359	100,678	44,816	102,626	20,488	274,884	42,962	317,846
Transfer	-	(1,582)	1,088	-	494	-	-	-	-
Additions during the year	251	2,130	700	13,004	3,090	421	19,596	5,196	24,792
Disposals during the year	-	-	-	-	(700)	(74)	(774)	-	(774)
Balance at 31 December	1,168	5,907	102,466	57,820	105,510	20,835	293,706	48,158	341,864
Accumulated Depreciation:									
Balance at January 1	-	-	52,498	34,483	84,656	18,497	190,134	39,282	229,416
Depreciation during the year	-	-	6,631	9,084	8,000	711	24,426	4,665	29,091
Disposals during the year	-	-	-	-	(690)	(74)	(764)	-	(764)
Balance at 31 December	-	-	59,129	43,567	91,966	19,134	213,796	43,947	257,743
NBV: 31 December	**1,168**	**5,907**	**43,337**	**14,253**	**13,544**	**1,701**	**79,910**	**4,211**	**84,121**

Gain/(Loss) on Disposal of Property and Equipment

(UA thousands)

	2023	2022
Cost (See note J)	1,291	774
Accumulated depreciation (See note J)	(1,195)	(764)
Net book value	96	10
Sales proceeds	16	49
Gain/(Loss) on Disposal of Property and Equipment (Note N)	**(80)**	**39**

Set out below, are the carrying amounts of the Banks right-of-use assets and lease liabilities and the movements during the year:

(UA thousands)

	Right of Use Asset	Lease Liabilities
As at 1 January 2022	**10,333**	**9,347**
Additions	13,004	13,127
Depreciation Expense	(9,084)	-
Payments	-	(8,589)
As at 31 December 2022	**14,253**	**13,885**
Additions	12,632	12,463
Depreciation Expense	(9,021)	-
Payments	-	(9,654)
As at 31 December 2023	**17,864**	**16,694**

NOTE K – Borrowings

As at 31 December 2023 and 31 December 2022, the Bank's borrowings were as follows:

(UA thousands)

	2023	2022
Borrowings at fair value	24,562,870	24,006,353
Borrowings at amortized cost	213,538	247,854
Total	**24,776,408**	**24,254,207**

The Bank's borrowings as at 31 December 2023 included no subordinated borrowings (31 December 2022: UA 7.51 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2023 was 61.04 billion (31 December 2022: UA 60.18 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2023 and 2022 was as follows:

Borrowings and Swaps at 31 December 2023

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost[b] (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost[b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	5,984.02	-	0.83	3.59	-	-	-	-	-	-
		-	-	-	-	221.42	1.38	10.98	6,084.83	0.82	3.43
	Adjustable	-	-	-	-	(5,039.41)	1.38	2.73	(6,084.83)	3.91	3.43
		-	-	-	-	142.36	3.97	0.94	-	-	-
GBP	Fixed	1,986.52	-	1.57	1.71	-	-	-	-	-	-
		-	-	-	-	2,087.66	1.53	1.72	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	939.83	49.53	0.51	4.32	-	-	-	-	-	-
		-	-	-	-	1,029.28	0.54	1.72	-	-	-
	Adjustable	240.81	-	3.57	3.67	(18.66)	-	3.49	(11.55)	(0.32)	1.38
		-	-	-	-	353.35	3.26	5.16	11.55	2.62	1.38
US Dollar	Fixed	10,103.59	-	2.92	2.95	-	-	-	-	-	-
		-	-	-	-	90.29	2.53	3.02	10,369.13	2.87	2.97
	Adjustable	159.74	-	4.15	0.57	(6,485.75)	5.46	9.22	(10,541.67)	4.56	2.93
		-	-	-	-	3,811.70	4.70	4.25	172.55	4.08	0.56
Others[d]	Fixed	4,741.66	74.54	2.92	3.82	-	-	-	-	-	-
		-	-	-	-	5,095.35	2.79	4.65	1,041.59	0.64	20.27
	Adjustable	406.70	89.83	2.50	5.25	(1,577.30)	7.83	4.11	(305.56)	8.40	14.04
		-	-	-	-	334.00	0.36	8.21	-	-	-
Total	Fixed	23,755.62	124.07	2.18	3.25	-	-	-	-	-	-
		-	-	-	-	8,523.99	2.17	3.72	17,495.54	2.02	4.16
	Adjustable	807.25	89.83	3.13	4.06	(13,121.12)	5.13	6.11	(16,943.61)	4.39	3.31
		-	-	-	-	4,641.41	4.25	4.50	184.10	3.98	0.61
Principal at face value		24,562.87	213.90	2.22	3.28	44.28	-	-	736.02	-	-
Net unamortized premium/Discount		-	(0.36)	-	-	1,211.72	-	-	127.50	-	-
		24,562.87	213.54	2.22	3.28	1,256.00	-	-	863.52	-	-
Fair valuation adjustment		-	-	-	-	(2,026.39)	-	-	(1,506.62)[c]	-	-
Total		**24,562.87**	**213.54**	**2.22**	**3.28**	**(770.39)**	**-**	**-**	**(643.11)**	**-**	**-**

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2023 was UA 24,562.87 million and the estimated fair value was UA 24,768.99 million

(a) Currency swap agreements include cross-currency interest rate swap

(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2023.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF,NZD, TRY and ZAR. Slight differences may occur in totals due to rounding.

Borrowings and Swaps at 31 December 2022

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost[b] (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost[b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	5,719.15	-	0.81	4.46	-	-	-	-	-	-
		-	-	-	-	(46.11)	1.58	35.29	6,136.19	0.81	4.29
	Adjustable	-	-	-	-	(3,933.86)	0.69	2.73	(6,136.19)	0.71	4.29
		-	-	-	-	137.98	1.11	1.96	-	-	-
GBP	Fixed	1,568.49	-	0.91	2.74	-	-	-	-	-	-
		-	-	-	-	1,722.90	0.90	2.75	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	822.08	55.38	0.63	29.46	-	-	-	-	-	-
		-	-	-	-	886.36	0.67	30.77	-	-	-
	Adjustable	283.45	-	3.81	2.52	(19.04)	(0.56)	4.59	(12.46)	(0.26)	2.34
		-	-	-	-	149.30	1.63	2.30	12.46	0.82	19.48
US Dollar	Fixed	10,884.91	157.80	2.19	2.32	-	-	-	-	-	-
		-	-	-	-	204.84	5.20	1.97	11,276.25	2.02	2.40
	Adjustable	158.64	-	3.82	1.51	(6,049.69)	3.27	8.79	(13,706.67)	3.48	2.04
		-	-	-	-	3,443.95	3.15	4.00	2,430.42	4.04	0.35
Others[d]	Fixed	4,191.79	0.39	2.67	4.07	-	-	-	-	-	-
		-	-	-	-	4,451.43	2.62	3.85	896.01	0.78	21.38
	Adjustable	377.84	35.85	1.91	5.38	(1,801.36)	6.48	4.17	(293.79)	6.62	12.90
		-	-	-	-	630.31	2.12	5.87	-	-	-
Total	Fixed	23,186.43	213.56	1.79	4.19	-	-	-	-	-	-
		-	-	-	-	7,219.43	2.05	6.64	18,308.45	1.55	3.96
	Adjustable	819.92	35.84	2.89	3.78	(11,803.95)	2.90	6.06	(20,149.11)	2.68	2.88
		-	-	-	-	4,361.54	2.89	4.15	2,442.88	4.03	0.45
Principal at face value		24,006.35	249.41	1.83	4.17	(222.98)	-	-	602.22	-	-
Net unamortized premium/(Discount)		-	(1.56)	-	-	1,000.23	-	-	133.05	-	-
		24,006.35	247.85	1.83	4.17	777.25	-	-	735.27	-	-
Fair valuation adjustment		-	-	-	-	(1,750.89)	-	-	(1,867.73)[c]	-	-
Total		**24,006.35**	**247.85**	**1.83**	**4.17**	**(973.63)**	**-**	**-**	**(1,132.46)**	**-**	**-**

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2022 was UA 24,006.35 million and the estimated fair value was UA 24,230.01 million

(a) Currency swap agreements include cross-currency interest rate swap

(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2022.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF,NZD, TRY and ZAR. Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2023 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,224.82	457.76	3,682.58
More than one year but less than two years	2,661.29	104.41	2,765.70
More than two years but less than three years	5,547.08	147.51	5,694.59
More than three years but less than four years	5,439.77	103.27	5,543.04
More than four years but less than five years	3,346.33	96.16	3,442.49
More than five years	3,293.47	141.00	3,434.47
Total	**23,512.76**	**1,050.11**	**24,562.87**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	106.07	-	106.07
More than one year but less than two years	33.60	-	33.60
More than two years but less than three years	-	-	-
More than three years but less than four years	74.23	-	74.23
More than four years but less than five years	-	-	-
More than five years	-	-	-
Subtotal	**213.90**	**-**	**213.90**
Net unamortized premium and discount	(0.36)	-	(0.36)
Total	**213.54**	**-**	**213.54**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2022 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,155.62	355.04	5,510.66
More than one year but less than two years	2,552.43	198.29	2,750.72
More than two years but less than three years	2,032.02	11.53	2,043.55
More than three years but less than four years	5,236.85	135.32	5,372.17
More than four years but less than five years	3,473.19	103.58	3,576.77
More than five years	4,628.14	124.34	4,752.48
Total	**23,078.25**	**928.10**	**24,006.35**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	186.11	-	186.11
More than one year but less than two years	7.70	-	7.70
More than two years but less than three years	-	-	-
More than three years but less than four years	0.09	-	0.09
More than four years but less than five years	0.19	-	0.19
More than five years	55.32	-	55.32
Subtotal	**249.41**	**-**	**249.41**
Net unamortized premium and discount	(1.56)	-	(1.56)
Total	**247.85**	**-**	**247.85**

The fair value of borrowings carried at fair value through profit or loss at 31 December 2023 was UA 24,562.87 million (December 2022: UA 24,006.35 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2023 was UA 27,332.93 million (December 2022: UA 27,053.65 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net gain of UA 59.48 million on borrowings, related derivatives and others for the year ended 31 December 2023 (December 2022: a gain of UA 88.90 million). The fair value movement attributable to changes in the Bank's "own credit" risk included in the other comprehensive income for the year ended 31 December 2023 was a gain of UA 35.58 million (December 2022: a gain of UA 92.62 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus reference rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2023, the cumulative unrealized fair value losses to date were UA 254.84 million (December 2022: UA 919.31 million).

NOTE L – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI, i.e., during the period covered by GCI-V, and by its resolution's B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Türkiye and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic of Türkiye and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank. These shares, created under the two special capital increases, were subject to the same terms and conditions as the shares created under the GCI-V.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares were absorbed by Canada's and Sweden's subscriptions to GCI-VII when they became effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[2] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At its extraordinary meeting held on 5 March 2021, the Board of Governors adopted a resolution, effective immediately, authorizing the creation of temporary callable capital stock increasing the Bank's capital from one hundred fifty-three billion one hundred ninety-one million three hundred sixty thousand Units of Account (UA 153,191,360,000) to one hundred eighty-one billion seven hundred ninety-five million eight hundred thirty thousand Units of Account (UA 181,795,830,000). Member countries were invited to deposit their Instruments of Subscription that would be qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank's AAA-rated callable capital by at least 30 percent which would have the effect of reducing the coverage of the Bank's net debt by AAA-rated callable capital below 100 percent (the "Qualifying Event"). Had the Qualifying Event occurred before 31 December 2023, the expiry date of these shares, members having subscribed to the temporary callable capital stock would have acquired certain voting rights.

During the same extraordinary meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without Voting Powers, created in 2019 and subscribed by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

On 31 December 2023, the 2,860,447 callable shares created under Special Temporary Callable Capital Increase expired, and all the shares allocated to member countries were returned to the Bank in accordance with Resolution B/BG/EXTRA/2021/05. These shares remain in the Bank's authorized capital, which will be decreased from 18,063,883 shares to 15,203,436 shares upon approval by the Board of Governors of the Resolution authorizing their cancellation as provided for in paragraph 2(a) of Article 29 of the Agreement Establishing the Bank.

---

2   *The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01.*

The Bank's capital as at 31 December 2023 and 31 December 2022 were as follows:

(UA thousands)

	2023	2022
Capital Authorized (in shares of UA 10 000 each)	180,638,830	180,638,830
Less: Unsubscribed	(32,525,952)	(31,870,653)
Subscribed Capital	148,112,878	148,768,177
Less: Callable Capital	(138,177,865)	(138,793,635)
Paid-up Capital	9,935,013	9,974,542
Shares to be issued upon payment of future installments	(2,983,920)	(3,608,620)
Add: Amounts paid in advance	593	322
Capital	6,951,686	6,366,244

Included in the authorized data for 31 December 2023 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-Regional Member Countries and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2023 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	733,385	5.053	336,365	6,997,470	734,010	5.063
2	Angola	165,315	1.139	71,797	1,581,352	154,566	1.066
3	Benin	29,811	0.205	12,143	285,972	30,405	0.210
4	Botswana	112,523	0.775	80,095	1,045,135	113,148	0.780
5	Burkina Faso	58,293	0.402	24,140	558,805	58,918	0.406
6	Burundi	31,743	0.219	13,272	304,156	32,368	0.223
7	Cabo Verde	8,549	0.059	3,991	81,510	8,563	0.059
8	Cameroon	146,851	1.012	52,575	1,415,951	144,092	0.994
9	Central African Republic	5,285	0.036	1,975	50,882	5,613	0.039
10	Chad	8,337	0.057	3,412	79,970	8,962	0.062
11	Comoros	1,130	0.008	679	10,626	1,740	0.012
12	Republic of the Congo	54,694	0.377	24,352	522,600	52,672	0.363
13	Côte d'Ivoire	553,930	3.817	217,263	5,322,050	541,835	3.737
14	Democratic Republic of Congo	252,469	1.740	66,808	2,457,885	236,519	1.631
15	Djibouti	1,213	0.008	1,517	10,618	1,838	0.013
16	Egypt	898,008	6.188	418,285	8,561,800	898,633	6.198
17	Equatorial Guinea	9,588	0.066	7,969	87,917	10,213	0.070
18	Eritrea	4,510	0.031	2,921	42,182	4,947	0.034
19	Eswatini	16,302	0.112	10,435	152,590	16,927	0.117
20	Ethiopia	225,688	1.555	84,253	2,172,640	221,237	1.526
21	Gabon	65,385	0.451	56,236	597,628	66,010	0.455
22	Gambia	18,855	0.130	6,823	181,753	19,057	0.131
23	Ghana	324,494	2.236	125,974	3,118,941	325,119	2.243
24	Guinea	58,094	0.400	22,325	558,631	57,419	0.396
25	Guinea-Bissau	984	0.007	990	8,860	1,609	0.011
26	Kenya	190,879	1.315	72,579	1,836,220	187,227	1.291
27	Lesotho	13,057	0.090	6,009	124,570	13,682	0.094
28	Liberia	28,453	0.196	11,294	273,257	28,311	0.195
29	Libya	327,912	2.259	186,004	3,093,117	328,537	2.266
30	Madagascar	93,794	0.646	35,887	902,000	92,524	0.638
31	Malawi	48,182	0.332	18,942	462,890	48,807	0.337
32	Mali	25,444	0.175	20,487	233,961	26,069	0.180
33	Mauritania	7,707	0.053	4,899	72,185	8,332	0.057
34	Mauritius	93,770	0.646	48,780	888,860	94,395	0.651
35	Morocco	675,484	4.654	350,857	6,403,990	676,109	4.664
36	Mozambique	83,311	0.574	30,513	802,617	82,056	0.566
37	Namibia	49,557	0.341	21,663	471,800	50,182	0.346
38	Niger	29,813	0.205	12,091	286,042	30,438	0.210
39	Nigeria	1,259,885	8.681	647,477	11,951,383	1,260,510	8.695
40	Rwanda	19,567	0.135	7,773	187,903	19,769	0.136
41	São Tomé and Príncipe	9,280	0.064	3,625	89,193	9,717	0.067
42	Senegal	144,329	0.994	57,384	1,385,921	144,954	1.000
43	Seychelles	1,837	0.013	1,871	16,499	2,462	0.017
44	Sierra Leone	15,893	0.110	12,985	145,951	16,518	0.114
45	Somalia	4,251	0.029	2,670	39,845	4,688	0.032
46	South Africa	729,818	5.029	319,181	6,979,012	730,443	5.038
47	South Sudan	46,150	0.318	6,665	454,850	46,775	0.323
48	Sudan	14,034	0.097	14,160	126,177	14,659	0.101
49	Tanzania	124,094	0.855	46,532	1,194,417	124,719	0.860
50	Togo	23,804	0.164	9,770	228,271	24,429	0.169
51	Tunisia	209,158	1.441	100,022	1,991,560	209,752	1.447
52	Uganda	56,440	0.389	23,349	541,067	57,065	0.394
53	Zambia	169,827	1.170	68,182	1,630,065	170,452	1.176
54	Zimbabwe	248,758	1.714	102,845	2,384,738	249,383	1.720
	Total Regionals	**8,529,922**	**58.774**	**3,891,092**	**81,406,285**	**8,499,383**	**58.626**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**8,529,922**	**58.774**	**3,891,092**	**81,406,285**	**8,499,383**	**58.626**
55	Argentina	11,870	0.082	7,185	111,520	12,495	0.086
56	Austria	63,983	0.441	32,175	607,660	64,608	0.446
57	Belgium	93,548	0.645	61,730	873,750	94,173	0.650
58	Brazil	21,791	0.150	16,970	200,940	22,416	0.155
59	Canada	560,436	3.862	364,122	5,240,240	561,061	3.870
60	China	184,922	1.274	93,300	1,755,920	185,547	1.280
61	Denmark	167,971	1.157	84,997	1,594,720	168,596	1.163
62	Finland	69,752	0.481	32,281	665,240	70,377	0.485
63	France	535,909	3.693	248,009	5,111,090	536,534	3.701
64	Germany	597,461	4.117	300,295	5,674,320	598,086	4.125
65	India	41,203	0.284	20,175	391,860	41,828	0.289
66	Ireland	115,674	0.797	31,084	1,125,670	116,299	0.802
67	Italy	347,768	2.396	174,830	3,302,850	348,393	2.403
68	Japan	789,177	5.438	397,060	7,494,710	789,802	5.448
69	Korea	68,678	0.473	31,476	655,310	69,303	0.478
70	Kuwait	63,714	0.439	29,486	607,660	64,339	0.444
71	Luxembourg	29,584	0.204	11,895	283,950	30,209	0.208
72	Netherlands	126,529	0.872	62,970	1,202,320	127,154	0.877
73	Norway	168,887	1.164	84,750	1,604,120	169,512	1.169
74	Portugal	34,326	0.237	15,966	327,300	34,951	0.241
75	Saudi Arabia	27,646	0.190	12,799	263,670	26,454	0.182
76	Spain	153,813	1.060	95,039	1,443,100	154,438	1.065
77	Sweden	225,212	1.552	113,018	2,139,110	225,837	1.558
78	Switzerland	209,646	1.445	100,687	1,995,780	210,271	1.450
79	Türkiye	56,600	0.390	22,746	543,260	57,225	0.395
80	U.K.	271,589	1.871	177,620	2,538,270	272,214	1.878
81	U.S.A.	945,516	6.515	437,929	9,017,240	946,141	6.526
	Total Non-Regionals	**5,983,205**	**41.226**	**3,060,594**	**56,771,580**	**5,998,263**	**41.374**
	Grand Total	**14,513,127**	**100.00**	**6,951,686**	**138,177,865**	**14,497,646**	**100.00**

The subscription position including the distribution of voting rights at 31 December 2023 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V,GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-Regional Member Countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2023 and 31 December 2022, the Cumulative Exchange Adjustment on Subscriptions were as follows:

(UA thousands)

	2023	2022
Balance at 1 January	154,169	155,837
Net conversion losses on new subscriptions	(2,534)	(1,668)
Balance	**151,635**	**154,169**

Reserves

The reserves increased by UA 343.68 million (9.36 percent) from UA 3,670.66 million as at 31 December 2022 to UA 4,014.34 million as at 31 December 2023. This increase is due to the total comprehensive income for the year of UA 343.68 million.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. At 31 December 2023 and 31 December 2022, the retained earnings were as follows:

(UA thousands)

Balance at 1 January 2022	3,290,130
Net income for the current year	175,278
Balance at 31 December 2022	**3,465,408**
Balance at 1 January 2023	3,465,408
Net income for the current year	360,047
Balance at 31 December 2023	**3,825,455**

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2023 and 31 December 2022, the allocable income was as follows:

(UA thousands)

	2023	2022
Net Income before distribution approved by the Board of Governors	406,047	239,278
Adjustment for unrealized elements of gains and losses:		
Unrealized (gains) on borrowings and derivatives	(59,478)	(88,900)
Translation losses/(gains)	10,976	(66,457)
Total Adjustment for unrealized elements of gains and losses	(48,502)	(155,357)
Allocable income	**357,545**	**83,921**

During the year, the Board of Governors approved the distribution of UA 46 million (2022: UA 64.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2023 and 2022 is as follows:

(UA thousands)

Balance at 1 January 2022	1,312
Allocation from 2021 net income	12,810
Distribution to MIC Technical Assistance Fund	(4,000)
Distribution to Special Relief Fund	(7,000)
Distribution to the NEPAD	(3,000)
Balance at 31 December 2022	**122**
Balance at 1 January 2023	122
Allocation from 2022 net income	-
Distribution to MIC Technical Assistance Fund	-
Distribution to Special Relief Fund	-
Distribution to the NEPAD	-
Balance at 31 December 2023	**122**

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2023 and 2022 were as follows:

(UA thousands)

	2023	2022
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	11,000	15,000
Special Relief Fund	-	7,000
NEPAD	-	3,000
MIC Technical Assistance Fund	-	4,000
Total	**46,000**	**64,000**

NOTE M – Income from Loans and Investments and Related Derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Interest income on loans not impaired	1,103,529	489,312
Interest income on impaired loans	31,788	43,379
Interest on loan swaps	66,345	(25,396)
Total interest income on loans	1,201,662	507,295
Commitment fees	36,079	31,788
Trade finance guarantee fees	1,238	1,130
Statutory commission	178	182
Total fee income	37,495	33,100
Balance sheet optimization (BSO) fees	(15,607)	(18,829)
Total	**1,223,550**	**521,566**

Analysis of Interest Income from Loans by Operations

(UA thousands)

	2023	2022
Interest income on sovereign loans	908,457	373,240
Interest income on non-sovereign loans	226,860	159,451
Interest on loan swaps	66,345	(25,396)
Total interest income on loans	**1,201,662**	**507,295**

Income from Investments and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Interest income	340,984	194,356
Realized fair value gains on investments	88,148	52,126
Unrealized fair value gains on investments	30,472	(28,320)
Subtotal	118,620	23,806
Total	**459,604**	**218,162**

Total interest income on investments at amortized cost for the year ended 31 December 2023 was UA 127.44 million (2022: UA 105.79 million).

Net interest income from loans and investment and related derivatives

The net interest income on loans, investment and related derivatives for the year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Interest income from loans	1,201,662	507,295
Interest income from treasury investment	340,984	194,356
Other debt securities	7,938	6,889
Total Interest Income	**1,550,584**	**708,540**
Borrowing expenses (Note O)	(1,191,709)	(353,990)
Net interest income	**358,875**	**354,550**

NOTE N – Other Income

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities. Other income for the year ended 31 December 2023 and 2022:

(UA thousands)

	2023	2022
Management fees	8,584	10,495
Rental income	1,222	1,261
Miscellaneous Income	5,029	1,538
Board allowances received	462	310
Share of profits/(losses) in equity accounted investments	374	(101)
(Losses)/gains on disposal of Property and equipment	(80)	39
Others	2,727	448
Total	**18,318**	**13,990**

NOTE O – Borrowing Expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Charges to bond issuers	514,822	416,819
Amortization of issuance costs	538	1,120
Interest on operating lease	326	194
Total	**515,686**	**418,133**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2023 was UA 16.29 million (December 2022: UA 14.29 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Interest on derivatives payable	1,394,441	502,063
Interest on derivatives receivable	(718,418)	(566,206)
Total	**676,023**	**(64,143)**
Net borrowing expenses	**1,191,709**	**353,990**

Gains on Borrowings and Related Derivatives

Gains on borrowings, related derivatives and others for year ended 31 December 2023 and 31 December 2022 was as follows:

(UA thousands)

	2023	2022
Gains on borrowings, related derivatives and others	59,478	88,900

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 2.30 million (December 2022: unrealized gain of UA 2.18 million), representing hedge effectiveness and UA 1.87 million (December 2022: UA 2.15 million) of amortization of fair value adjustments on the hedged risk (See Note G).

Cumulative valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2023 amounted to UA 8.55 million (December 2022: loss UA 7.21 million), whilst cumulative valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2023 was UA 21.46 million (December 2022: a gain UA 17.96 million).

NOTE P – Administrative Expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses (excluding depreciation and amortization) for the year ended 31 December 2023 and 31 December 2022 comprised the following:

(UA thousands)

	2023	2022
Manpower expenses*	223,970	386,795
Other general expenses	82,713	67,088
Total	**306,683**	**453,883**
Reimbursable by ADF	(172,325)	(246,211)
Reimbursable by NTF	(1,242)	(508)
Net	**133,116**	**207,164**

* Shares of ADB manpower expenses amount to UA 107.85 million (2022: UA 189.21 million).

The amount reimbursable to ADB by ADF and NTF is based on the cost sharing ratio applied on the Bank Group's manpower expenses, other general expenses, depreciation and amortization expenses.

Included in general administrative expenses is an amount of UA 0.12 million (2022: UA 0.33 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

NOTE Q – Employee Benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05–89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

In 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

In 2022, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 62 to 65 years, effective 1 January 2023. Staff in service as of 31 December 2022 had the option to maintain their previous retirement age or choose the option to retire at age 65.

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the Staff Retirement Plan (SRP or the Plan) introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.
- The Bank's median salary will be used as the cap and will be reset every three years.
- Contributions will be split between the DB and the DC at the median salary cap as follows;
  a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and
  b) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.
- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account.
- The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended December 2023 was UA 1.47 million (2022: UA 0.77 million). This amount is included in Other Accounts Payable.

The post-employment scheme of staff retirement and medical benefit expenses for 2023 and 2022 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2023	2022	2023	2022
Current service cost – gross	38.53	76.87	21.52	27.78
Past service cost amendments	(102.88)	-	(9.04)	-
Less: employee contributions	(13.40)	(12.84)	(4.49)	(4.24)
Net current service cost	(77.75)	64.03	7.99	23.54
Interest cost	36.68	27.70	11.91	7.18
Expected return on plan assets	(38.88)	(22.84)	(4.64)	(2.15)
(Reduction)/increase in expense for the year	**(79.95)**	**68.89**	**15.26**	**28.57**

At 31 December 2023, the Bank had a Net Employee Benefits Assets related to the SRP amounting to UA 36.88 million (2022: Employee Benefits liabilities of UA 66.76 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 266.84 million (2022: UA 161.67 million).

At 31 December 2023 and 2022 the determination of these balances are set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2023	2022	2023	2022
Fair value of plan assets:				
Market value of plan assets at beginning of year	883.17	1,063.85	100.79	89.98
Actual return on assets	121.15	(181.66)	3.47	2.05
Employer's contribution	26.80	25.84	8.96	8.47
Plan participants' contribution during the year	13.40	12.84	4.49	4.24
Benefits paid	(32.42)	(37.70)	(3.82)	(3.95)
Market value of plan assets at the end of the year	**1,012.10**	**883.17**	**113.89**	**100.79**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	949.93	1,309.16	262.46	293.33
Current service cost	25.13	64.03	17.03	23.54
Employee contributions	13.40	12.84	4.49	4.24
Interest cost	36.68	27.70	11.91	7.18
Actuarial loss/(gain)	85.38	(426.10)	97.70	(61.88)
Benefits paid	(32.42)	(37.70)	(3.82)	(3.95)
Past service cost amendments	(102.88)	-	(9.04)	-
Benefit obligation at end of year	**975.22**	**949.93**	**380.73**	**262.46**
Funded status:				
Net Employee Benefit Assets/(Liabilities) recognized on the balance sheet at 31 December	**36.88**	**(66.76)**	**(266.84)**	**(161.67)**

	2023	2022
Amount recognized on the Balance sheet – Employee Benefit Assets	**36.88**	**-**
Amount recognized on the Balance sheet – Employee Benefit Liabilities	**266.84**	**228.43**

Unrecognized past service costs at 31 December 2023 was UA 111.92 million (December 2022: nil). At 31 December 2023, the cumulative net remeasurement recognized directly in equity through other comprehensive income (OCI) for the SRP was UA 32.64 million (2022: gains of UA 35.75 million). The cumulative net remeasurement recognized directly in equity through OCI for MBP was UA 65.69 million (2022: gain of UA 33.19 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2023	2022	2021	2020	2019
Staff Retirement Plan:					
Fair value of Plan assets	1,012.10	883.17	1,063.85	908.50	849.12
Present value of defined benefit obligation	(975.22)	(949.93)	(1,309.16)	(1,286.25)	(1,149.05)
Deficit funding	**36.88**	**(66.76)**	**(245.31)**	**(377.75)**	**(299.93)**
Experience adjustments on plan assets	138.90	56.63	261.14	125.36	87.80
Experience adjustments on plan liabilities	(106.26)	(20.88)	(446.98)	(493.18)	(421.56)
Net	**32.64**	**35.75**	**(185.84)**	**(367.82)**	**(333.76)**

The funding status of the MBP at the end of the last five fiscal years was as follows:

(UA millions)

	2023	2022	2021	2020	2019
Medical Benefit Plan:					
Fair value of Plan assets	113.89	100.79	89.97	80.02	70.03
Present value of defined benefit obligation	(380.73)	(262.46)	(293.34)	(335.19)	(309.22)
Deficit funding	**(266.84)**	**(161.67)**	**(203.37)**	**(255.17)**	**(239.19)**
Experience adjustments on plan assets	(9.99)	(8.82)	(8.93)	(10.36)	(9.58)
Experience adjustments on plan liabilities	(55.70)	42.01	(19.66)	(87.14)	(92.93)
Net	**(65.69)**	**33.19**	**(28.59)**	**(97.50)**	**(102.51)**

Assumptions used in the latest available actuarial valuations at 31 December 2023 and 2022 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2023	2022	2023	2022
Discount rate	4.00	4.40	4.00	4.40
Rate of salary increase	3.30	3.40	3.30	3.40
Future pension increase	2.20	2.30	-	-
Health care cost growth rate	-	-	7.00	6.00

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 21 years, respectively. The following table shows projected benefit cash flow outgo:

(UA millions)

	2025	2026	2027	2028	2029 to 2033
Cash flow from MBP	4.73	5.52	6.53	7.78	63.20
Cash flow from SRP	32.94	39.06	42.68	49.45	287.16

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease	
	2023	2022	2023	2022
Effect on total service and interest cost	13,456	8,750	(10,123)	(6,675)
Effect on post-retirement benefit obligation	92,029	58,709	(72,420)	(46,710)

The following table shows the effect of a 1 percentage point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease	
	2023	2022	2023	2022
Effect on total service and interest cost	7,357	7,311	(9,736)	(9,641)
Effect on post-retirement benefit obligation	131,303	122,950	(166,054)	(155,121)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2023 and 2022 for the Staff Retirement Plan:

(UA thousands)

	2023	2022
Debt securities	310,909	342,918
Equity securities	623,905	443,377
Property	69,385	81,967
Total	**1,004,199**	**868,262**

At 31 December 2023 and 2022, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2024, are UA 28.30 million and UA 9.77 million, respectively.

NOTE R – Related Parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note L. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. The Board of Directors approve such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2023 and 2022 are disclosed in Note U-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2023 amounted to UA 8.6 million (2022: UA 10.50 million). The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note Q.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year ended 31 December 2023 and 31 December 2022 were made up as follows

(UA thousands)

	2023	2022
Salaries	30,735	30,269
Termination and other benefits	8,518	9,940
Contribution to retirement and medical plan	6,663	6,559
Total	**45,916**	**46,768**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 December 2023, outstanding balances on loans and advances to management staff and executive directors amounted to UA 9.11 million (31 December 2022: UA 8.25 million).

NOTE S – Segment Reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Based on the evaluation of the Bank's operations, management has determined that AfDB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Bank derives its revenue are mainly loans, treasury and equity participation.

External revenue for the years ended 31 December 2023 and 2022 is detailed as follows:

(UA thousands)

	2023	2022
Interest income from loans		
Fixed rate loans	1,079,888	485,990
Variable rate loans	46,034	11,048
Floating rate loans	9,395	35,653
	1,135,317	532,691
Commitment charges and commissions	21,888	14,271
Interest on loan swaps	66,345	(25,396)
Total income from loans	**1,223,550**	**521,566**
Income from Treasury Investments	459,604	218,162
Income from other debt securities	7,938	6,889
Other income	38,796	28,175
Total external revenue	**1,729,888**	**774,792**

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 400.11 million for the year ended 31 December 2023 (2022: UA 140.46 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2023 and 2022 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2023							
Income from sovereign loans	72,429	107,421	359,141	299,920	142,714	(5,731)	975,894
Income from non-sovereign loans	9,967	38,036	34,463	76,188	62,681	26,321	247,656
	82,396	**145,457**	**393,604**	**376,108**	**205,395**	**20,590**	**1,223,550**
2022							
Income from sovereign loans	18,309	31,253	119,464	171,216	43,157	3,286	386,685
Income from non-sovereign loans	7,113	32,137	(6,589)	39,370	57,903	4,947	134,881
	25,422	**63,390**	**112,875**	**210,586**	**101,060**	**8,234**	**521,566**

As of 31 December 2023, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE T – Approval of Financial Statements

On March 29, 2024, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2024.

Note U – Supplementary disclosures

Note U-1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2023 and 31 December 2022 were as follows;

		2023	2022
1 UA = 1 SDR =	Algerian Dinar	180.10000	182.79300
	Angolan Kwanza	1,111.97610	670.33213
	Australian Dollar	1.97888	1.99228
	Botswana Pula	17.99030	17.10590
	Brazilian Real	6.52426	6.84570
	Canadian Dollar	1.77933	1.81035
	Chinese Yuan Renminbi	9.58727	9.29731
	CFA Franc	798.64700	821.85500
	Danish Kroner	9.07779	9.31203
	Egyptian Pound	41.44419	32.90795
	Ethiopian Birr	74.70270	71.67080
	Euro	1.21753	1.25291
	Gambian Dalasi	84.69963	80.93000
	Ghanaian Cedi	15.93904	11.41328
	Guinean Franc	11,420.37700	11,383.08100
	Indian Rupee	111.49100	110.28500
	Japanese Yen	190.45400	176.53700
	Kenyan Shilling	209.92010	164.19039
	Korean Won	1,749.80000	1,698.29000
	Kuwaiti Dinar	0.41163	0.40749
	Libyan Dinar	6.40688	6.42636
	Mauritian Rupee	59.30040	58.69100
	Moroccan Dirham	13.27301	13.90422
	New Zambian Kwacha	34.49474	24.05340
	New Zealand Dollar	2.13282	2.13379
	Nigerian Naira	1,206.71560	596.93030
	Norwegian Krone	13.72210	13.08650
	Pound Sterling	1.05381	1.10279
	Sao Tomé Dobra	29.58510	30.61850
	Saudi Arabian Riyal	5.02074	4.99286
	South African Rand	24.71770	22.77610
	Swedish Krona	13.46050	13.94070
	Swiss Franc	1.14526	1.23808
	Tanzanian Shilling	3,292.57540	3,072.67480
	Tunisian Dinar	4.11316	4.13905
	Turkish Lira	39.61710	24.97450
	Ugandan Shilling	5,074.47769	4,942.26220
	United States Dollar	1.34167	1.33084
	Vietnamese Dong	32,474.45152	32,093.20660

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE U-2: Other Development Assistance Activities

(i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

(ii) Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income.

In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2023, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 31 RMCs have reached their completion points. Two (2) countries (Eritrea and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia successfully implemented a poverty reduction strategy and maintained a track record of sound macroeconomic management as evidenced by the satisfactory implementation of the IMF Extended Credit Facility (ECF). This enabled Somalia to successfully reach the HIPC Completion Point on December 13, 2023.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE U-3: Special Funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2023 and 2022, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The Nigeria Trust Fund (NTF) was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria.

Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for five years from 25 April 2023.

The initial capital of the NTF was NGN 50 million payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to USD 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with 50 million naira. The first installment of NGN 35 million (USD 52.29 million) was paid on 7 October 1981. The second installment of NGN 8 million (USD 10.87 million) was received on 4 May 1984. The payment of the third installment of NGN 7 million (USD 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2023 and 2022 are summarized below:

(UA thousands)

	2023	2022
Contribution received	128,586	128,586
Funds generated (net)	156,014	151,054
Adjustment for currency translation	(93,046)	(91,482)
	191,554	**188,158**
Represented by:		
Due from banks	3,500	5,486
Investments	94,928	91,216
Accrued income and charges receivable on loans	277	276
Accrued interest on investments	504	438
Other amounts receivable	763	551
Loans outstanding	92,542	92,355
	192,514	**190,322**
Less: Current accounts payable	(960)	(2,164)
	191,554	**188,158**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20–74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2023 and 2022 follows:

(UA thousands)

	2023	2022
Fund balance	132,462	132,462
Funds generated	6,751	6,425
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(134,755)	(130,777)
	4,460	**8,112**
Represented by:		
Due from bank	1,330	1,395
Investments	3,102	6,675
Accounts receivable/(payable)	28	42
	4,460	**8,112**

At 31 December 2023, a total of UA 2.72 million (USD 3.65 million) compared with UA 0.47 million (US$ 0.63 million) in 2022, had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2023 and 2022 follows:

(UA thousands)

	2023	2022
Contribution received	455,388	304,064
Funds generated (net)	(33,221)	(25,136)
	422,167	**278,928**
Represented by:		
Due from bank	31,511	3,366
Investments	1,061	3,771
Loans outstanding	389,861	274,961
Accrued income and charges receivable on loans and investments	9,177	3,442
Less: Current accounts payable	(9,443)	(6,612)
	422,167	**278,928**

NOTE U-4: Trust Funds

The Bank has been entrusted, under Resolutions 11–70, 19–74 and 10–85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

- **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11–70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

- **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2023 and 2022 are summarized below:

(UA thousands)

	2023	2022
Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	173	157
	325	309
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	254	**238**
Represented by:		
Due from banks	254	238
	254	238
Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	22,722	22,722
Funds generated	7,812	7,785
	30,534	30,507
Less: Relief disbursed	(29,303)	(29,524)
	1,231	983
Represented by:		
Banks and Investment	1,231	983
	1,231	983
Total Resources & Assets of Trust Funds	**1,485**	**1,221**

NOTE U-5: Grants (Donor Funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2023 and 2022 were as follows:

(UA thousands)

Trust Fund Name	2023	2022
AFAWA Risk Sharing Facility	51,293	46,791
Africa Circular Economy Facility	2,131	1,619
Africa Climate Change Fund	19,061	12,954
Africa Digital Financial Inclusion	20,955	18,312
Africa Disaster Risk Trust Fund	31,079	5,305
Africa Growing Together Fund	33,318	6,787
Africa Integrity Fund	43,923	42,242
Africa Investment Facility	51,662	37,781
Africa Renewable Energy Initiative	2,692	2,965
Africa trade Fund	2,734	3,080
Africa Water Facility Fund	44,614	41,101
African Energy Leaders Group	379	353
African Legal Support Facility	19,115	23,171
Agriculture fast track fund	494	4,119
Agri-Food SME Catalytic Financing Mechanism (IF)	47,813	45,453
Agri-Food SME Catalytic Financing Mechanism (TAF)	15,798	11,409
AMINA	1,639	1,574
Bill and Melinda Gate Foundation TCA	6,922	6,510
Boost Africa Entrepreneurs Lab Trust Fund	1,026	1,419
Boost Africa Financial Instrument	2,269	3,562
Boost Africa Technical Assistance	234	558
Canada AfDB Climate Fund (IF)	74,635	75,763
Canada AfDB Climate Fund (TAF)	6,121	-
Canadian Grant for Technical Assistance	265	256
Capital Market Development Trust Fund	5,641	4,443
Chinese Government Fund	277	256
Clean Technology Fund	122,524	56,452
Climate Development	5,249	5,340
Congo Basin Forest Fund	12,150	12,019
EU Africa Infrastructure Trust Fund	2,570	3,506
Facility for Energy Inclusion financial Instrument	11,433	18,474
Facility for Energy Inclusion Technical Assistance	568	612
Fertilizer Financing Mechanism	16,548	12,660
Finland	2,291	57
France	497	554
Fund For African Private Sector Assistance (FAPA)	47,842	42,597
Gender Equality Trust Fund	23,732	17,761
Global Agriculture and Food Security Programme (GAFSP)	5	21,792
Global Environment Facility	35,385	42,593
Global Infrastructure Facility Fund	1,195	889
Green Climate Fund	20,014	19,554
India	1,227	1,189
Infrastructure Consortium For Africa (ICA)	407	349
Initiative Migration and Developement (IMDE)	63	60
Investment Climate Facility for Africa	387	372
Italia	3,268	3,550
Job for youth and women in Agricultural Value chain in Kenya (AGRIBIZ)	15,964	-
Korea Trust Fund	32,625	31,096
Making Finance Work For Africa (MFW4A)	267	387
MENA Transition Fund	-	1,081
Microfinance Trust Fund	2,410	2,298
Multilateral Cooperation Center for Development Finance (MCDF)	4,369	-
Multi-Donor Water Partnership Programme	-	294
Nepad Infrastructure	34,399	27,053
Nigeria Technical Cooperation Fund (NTCF)	3,633	3,354
Norway	42	46
Private Sector Credit Enhancement Facility	225,663	217,989

Programme For Infrastructure Development In Africa (PIDA)	-	112
Rockefeller Foundation	731	899
Rural Water Supply and Sanitation Initiative	17,646	21,539
SFRD (Great Lakes)	465	435
South South cooperation Trust Fund	409	443
Statistical Capacity Building (SCB)	113	548
Strategic Climate Fund	71,568	50,315
Sustainable Energy Fund for Africa	239,955	191,357
Switzerland Technical Assistance Grant	375	409
Trust Fund for Countries in Transition	1,027	2,110
Uganda Road Sector Project	1,400	1,374
United Kingdom	73	74
Urban Municipal Development Fund	18,619	2,216
Value for Money Sustainability and Accountability Trust Fund	800	902
Women Entrepreneurs Finance Initiative Trust Fund	10,684	10,155
Youth Entrepreneurship Innovation Trust Fund	19,088	20,099
Zimbabwe Multi-Donor Trust Fund	1,425	2,142
Others	77	88
Total	**1,497,272**	**1,246,978**